--------------------------------------------------------------------------------
                                        This Supplement #2 relates to the Offer
                                        Document dated October 27, 1995 (File
                                        No. 33-62667), and is filed pursuant to
                                        Rule 424(b)(3).

          SUPPLEMENT #2 TO OFFER DOCUMENT DATED AS OF 27 OCTOBER 1995

      THIS IS AN IMPORTANT DOCUMENT THAT REQUIRES YOUR IMMEDIATE ATTENTION

                 IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT
          PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER

                                [HOMESTAKE LOGO]

                            ------------------------

                            HOMESTAKE MINING COMPANY
                             (A.R.B.N. 070 799 067)

                            ------------------------

                         UNCONDITIONAL OFFER TO ACQUIRE
                   ALL OF YOUR FULLY PAID ORDINARY SHARES OF

                      HOMESTAKE GOLD OF AUSTRALIA LIMITED
                              (A.C.N. 008 143 137)

                                ON THE BASIS OF
 0.089 SHARES OF HOMESTAKE COMMON STOCK FOR EACH FULLY PAID HGAL ORDINARY SHARE
                                       OR
             A$1.90 IN CASH FOR EACH FULLY PAID HGAL ORDINARY SHARE

                            ------------------------

             UNLESS EXTENDED, THE OFFER IS DUE TO CLOSE AT 5.00 PM,
                  SYDNEY, AUSTRALIA TIME ON 22 DECEMBER 1995.

                            ------------------------

THESE  SECURITIES HAVE  NOT BEEN  APPROVED OR  DISAPPROVED BY  THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

     THE DATE OF THIS SUPPLEMENT #2 TO OFFER DOCUMENT IS 13 DECEMBER 1995.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

              OFFER BY HOMESTAKE MINING COMPANY (ARBN 070 799 067) TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN
             HOMESTAKE GOLD OF AUSTRALIA LIMITED (ACN 008 143 137)

    This Supplement #2 to Offer Document ("Supplement #2") supplements the Offer Document dated as of 27 October 1995, as supplemented on 30 November 1995 ("Offer Document"), and should be read in conjunction with the Offer Document. Terms used in this Supplement #2 that are defined in the Offer Document have the same meaning herein as so defined. The information contained herein updates or supersedes certain information contained in the Offer Document. Any information so updated or superseded will not be deemed to constitute part of the Offer Document.

1.     INTRODUCTION

       On 31 October 1995 Homestake despatched Offers to acquire the HGAL Shares not already owned by it. Under the Offers, each HGAL shareholder may elect to receive either:

       (a) 0.089 Homestake Shares for each fully paid HGAL Share (the "Share Offer"); or

       (b)     A$1.90 for each fully paid HGAL Share (the "Cash Offer").

       On 30 November 1995 Homestake extended the closing date for its Offers to 22 December 1995.

       Homestake has now revised the Forecasted Statements of Consolidated Operations for the Year Ending 31 December 1996 contained in the Offer Document. The revised forecast now estimates Homestake's consolidated 1996 net income to be U.S.$30.2 million (U.S.$0.21 per share), as compared to the earlier estimate of U.S.$38.5 million (U.S.$0.27 per share), and estimates the 1996 net increase in cash balances to be U.S.$24.4 million, as compared with the earlier estimate of U.S.$56.4 million. The principal reason for the change in net income is that gold production from HGAL's operations in Western Australia is now expected to be lower than previously estimated by Homestake. The mine plan now proposed by the operator at Kalgoorlie for 1996 contemplates a substantially higher level of waste stripping than previously estimated by Homestake. The higher level of waste stripping is being undertaken now to uncover more ore for mining and milling in the future. During the period of high waste stripping, less higher grade ore will be mined and more lower grade stockpiled ore will be processed. As a result, 1996 gold production from Kalgoorlie now is expected to be lower than previously estimated by Homestake, although it should be higher than 1995 gold production. (See pages 12-19 below for more detailed information.)

       This Supplement #2 presents updated and revised Forecast and Pro Forma Financial Information for Homestake.

2.     QUESTIONS AND ADDITIONAL COPIES OF DOCUMENTS

       HGAL shareholders with queries about how to accept Homestake's Offer should contact Ernst & Young Registry Services Pty Limited in Australia at Level 2, 321 Kent Street, Sydney, NSW 2000, or by telephone on (02) 290 4111, and The First National Bank of Boston in the United States at 450 Tasso Street, Suite 250, Palo Alto, CA 94301, or by telephone on
       (415) 853-0980. HGAL shareholders who may not have received the Offer Document or Form of Acceptance and Transfer, or who would like another copy of either of those documents or this Supplement #2, should contact Ernst & Young Registry Services Pty Limited or The First National Bank of Boston, and another copy will be sent free of charge.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

3.     REVISED PRO FORMA FINANCIAL STATEMENTS AND FORECAST

       The information contained in this Clause 3 replaces and should be considered in lieu of the following information contained in the Part A statement included in the Offer Document:

                                                                                      LOCATION IN
                               INFORMATION REPLACED                                 OFFER DOCUMENT
----------------------------------------------------------------------------------  ---------------
Forecast and Pro Forma Selected Financial Information                                   Pages 18-19
Forecast, Pro Forma and Historical Selected Statistical Information                         Page 20
Per Share Data                                                                              Page 21
Pro Forma Financial Information                                                         Pages 51-56
Financial Forecast                                                                      Pages 57-64

3.1    REVISED FORECAST AND PRO FORMA SELECTED FINANCIAL INFORMATION

        (ALL DOLLAR AMOUNTS ARE IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE
                                       AMOUNTS)
                        (PREPARED IN ACCORDANCE WITH U.S. GAAP)

       The following table sets forth certain forecast and pro forma financial information of Homestake. This information should be read in conjunction with (i) the historical financial statements of Homestake and HGAL, including the notes thereto, which are included in Appendices D, E, F, H and I to the Offer Document and Appendix L to this Supplement #2, (ii) the Revised Pro Forma Condensed Consolidated Financial Information contained in this Supplement #2, and (iii) the Revised Forecasted Condensed Consolidated Financial Statements contained in this Supplement #2.

       Except as noted, the Revised Pro Forma Condensed Consolidated Financial Information and the Revised Forecasted Condensed Consolidated Financial Statements reflect the effects of the acquisition of all of the HGAL Shares not already owned by Homestake, assuming 75% of the HGAL Shares are exchanged for Homestake Shares and 25% of the HGAL Shares are acquired for cash as of the beginning of each period.

                                    FORECAST FOR                                            PRO FORMA
                                      THE YEAR     FORECAST FOR THE                        FOR THE YEAR
                                       ENDING     SIX MONTHS ENDING    PRO FORMA FOR THE      ENDED
                                    31 DECEMBER      31 DECEMBER       NINE MONTHS ENDED   31 DECEMBER
                                      1996 (1)         1995 (1)        30 SEPTEMBER 1995       1994
                                    ------------  ------------------  -------------------  ------------
Revenues..........................   $  726,700      $    370,800             $555,050      $  703,087
Net income........................       30,200            12,500               19,160          76,162
Net income per share..............         0.21              0.09                 0.13            0.53
Cash dividends per share..........         0.20              0.10                 0.15           0.175


                                                                      PRO FORMA BALANCES
                                                                        AT 30 SEPTEMBER
                                                                             1995
                                                                      -------------------
Total assets......................                                       $   1,386,080
Long-term obligations.............                                             301,625
Shareholders' equity..............                                             718,163

       See footnotes (2) and (10) of the Homestake Historical Selected Financial Information contained at pages 15 - 16 of the Offer Document, and the Revised Pro Forma Condensed Consolidated Financial Information set out below.
------------------------
          (1) The forecasts for the six months ending 31 December 1995 and for the year ending 31 December 1996 assume the acquisition of the 18.5% of HGAL occurred effective 31 December 1995.

                                           FOOTNOTES CONTINUE ON FOLLOWING PAGE.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

          (2) Combined Information for the Year Ending 31 December 1995

              The following combined unaudited information has been prepared to illustrate to the HGAL shareholders the effect on 1995 results of the proposed acquisition of the 18.5% of HGAL, assuming the acquisition had occurred effective 1 January 1995. The combined financial information has been included solely to comply with Australian legal requirements and does not purport to comply with the SEC rules for preparation of pro forma or forecasted information.

              The combined information for the year ending 31 December 1995 has been prepared assuming the acquisition of the 18.5% of HGAL occurred effective 1 January 1995, using Homestake's historical Condensed Statement of Consolidated Income for the six months ended 30 June 1995 and the Forecasted Condensed Statement of Consolidated Operations for the six months ending 31 December 1995.

                                 HOMESTAKE
                              HISTORICAL FOR
                              THE SIX MONTHS   FORECAST FOR THE                    COMBINED INFORMATION
                                   ENDED       SIX MONTHS ENDING                  FOR THE YEAR ENDING 31
                               30 JUNE 1995    31 DECEMBER 1995   ADJUSTMENTS(A)       DECEMBER 1995
                              ---------------  -----------------  --------------  -----------------------
                                            (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
Revenues....................     $   375.5         $   370.8              ($2.1)         $   744.2
Net income..................          17.7              12.5               (3.9)              26.3
Net income per share........          0.13              0.09              (0.04)              0.18
Cash dividends per share....          0.10              0.10                  --              0.20

------------------------------
               a) Adjustments to record the acquisition of the 18.5% of HGAL effective 1 January 1995, assuming 75% of the HGAL Shares are exchanged for Homestake Shares and 25% of the HGAL Shares are acquired for cash, are as follows: (i) to eliminate interest income in respect of the assumed cash component of the HGAL purchase price of $41.5 million and related tax effect, (ii) to record the amortization of excess purchase price paid over the net book value of assets acquired and related tax effect, and (iii) to eliminate minority interests' share of HGAL's earnings.

          (3) Homestake historical selected financial information for the nine months ended 30 September 1995 and 1994 is as follows:

                                                                                FOR THE NINE MONTHS
                                                                                       ENDED
                                                                                    30 SEPTEMBER
                                                                                --------------------
                                                                                  1995       1994
                                                                                ---------  ---------
Revenues......................................................................  $ 556,950  $ 541,472
Net income....................................................................     22,684     68,018
Net income per share..........................................................       0.16       0.49

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

3.2    REVISED FORECAST, PRO FORMA AND HISTORICAL SELECTED STATISTICAL
       INFORMATION

                       (ALL DOLLAR AMOUNTS ARE IN U.S. DOLLARS)

       The following table sets forth certain forecast, pro forma and historical statistical information of Homestake. This information should be read in conjunction with (i) the Statistical Summary of Homestake, which is included at pages 36 - 38 of the Offer Document, (ii) the Revised Pro Forma Financial Information contained in this Supplement #2, and (iii) the Revised Forecasted Condensed Consolidated Financial Statements, including the Summary of Significant Assumptions, contained in this Supplement #2.

                                                                                           HISTORICAL
                                                                      PRO FORMA           31 DECEMBER
                                                                     31 DECEMBER   --------------------------
                                                                         1994          1994          1993
                                                                     ------------  ------------  ------------
                                                                              (THOUSANDS OF OUNCES)
Gold reserves (1)..................................................       19,007        17,942        18,436
Silver reserves (1,2)..............................................       51,507        51,507        55,131


                                                                     FORECAST FOR
                                                       FORECAST FOR    THE SIX      PRO FORMA     PRO FORMA
                                                         THE YEAR       MONTHS     FOR THE NINE  FOR THE YEAR
                                                          ENDING        ENDING     MONTHS ENDED     ENDED
                                                       31 DECEMBER   31 DECEMBER   30 SEPTEMBER  31 DECEMBER
                                                           1996        1995 (3)        1995          1994
                                                       ------------  ------------  ------------  ------------
Average realized price per ounce.....................         $395          $385          $385          $384
Production (equivalent ounces) (4,5).................    1,800,000       925,000     1,399,000     1,696,000
Cash costs per equivalent ounce (6)..................         $256          $256          $254          $254
Noncash costs per equivalent ounce (7)...............          $51           $55           $54           $51

                                                                      HISTORICAL    HISTORICAL FOR THE YEAR
                                                                     FOR THE NINE            ENDED
                                                                     MONTHS ENDED         31 DECEMBER
                                                                     30 SEPTEMBER  --------------------------
                                                                         1995          1994          1993
                                                                     ------------  ------------  ------------
Average realized price per ounce...................................         $385          $384          $359
Production (equivalent ounces) (4,5)...............................    1,399,000     1,696,000     1,918,000
Cash costs per equivalent ounce (6)................................         $254          $254          $231
Noncash costs per equivalent ounce (7).............................          $51           $47           $51

------------------------------
          (1) Homestake's proportionate interest excluding minority interest.

          (2) Eskay Creek only.

          (3) The forecasts for the six months ending 31 December 1995 and for the year ending 31 December 1996 assume the acquisition of the 18.5% of HGAL occurred effective 31 December 1995.

          (4) Homestake's proportionate interest including minority interest.

          (5) Gold and silver are accounted for as co-products at Eskay Creek which commenced production in January of 1995. Silver production is converted to gold equivalents, using the ratio of the gold market price to the silver market price. The ratios are 72 ounces of silver equals one ounce of gold for the forecast year ending 31 December 1996, 70 ounces of silver equals one ounce of gold for the forecast six months ending 31 December 1995 and 74 ounces of silver equals one ounce of gold for the pro forma and historical nine months ended 30 September 1995.

          (6) Cash costs include all site operating expenses, third-party smelter and treatment charges, and royalties but exclude corporate administration, non-mine exploration and general expense.

          (7) Noncash costs include depreciation, end-of-mine reclamation accruals, and amortization of the cost of property acquisitions.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

3.3    REVISED PER SHARE DATA

                                   (IN U.S. DOLLARS)

       The following table presents HGAL's historical per share data for the six months ended 30 June 1995 and for the year ended 31 December 1994, and Homestake's historical and pro forma per share data for the nine months ended 30 September 1995 and for the year ended 31 December 1994, giving effect to the proposed acquisition of HGAL Shares to be accounted for as a purchase, based upon the historical financial statements of Homestake and HGAL and the Pro Forma Condensed Consolidated Financial Information contained in this Supplement #2.

       The information provided below should be read in conjunction with (i) the historical financial statements of Homestake and HGAL, including the notes thereto, which are included in Appendices D, E, F, H and I of the Offer Document and Appendix L to this Supplement #2, (ii) the Revised Pro Forma Condensed Consolidated Financial Information contained in this Supplement #2, and (iii) the historical selected data of Homestake and HGAL set out at pages 15 - 17 of the Offer Document.

                                                                    FOR THE SIX MONTHS     FOR THE YEAR
                                                                           ENDED               ENDED
                                                                       30 JUNE 1995      31 DECEMBER 1994
                                                                    -------------------  -----------------
HGAL HISTORICAL:
(PREPARED IN ACCORDANCE WITH AUSTRALIAN GAAP; AMOUNTS IN AUSTRALIAN DOLLARS)
  Per share of HGAL common stock:
    Book value (1)................................................       $    0.32           $   0.30
    Cash dividends................................................            0.00               0.00
    Net income....................................................            0.02               0.06

HGAL HISTORICAL:
(PREPARED IN ACCORDANCE WITH U.S. GAAP; AMOUNTS IN AUSTRALIAN DOLLARS)
  Per share of HGAL common stock:
    Book value (1)................................................       $    0.31           $   0.29
    Cash dividends................................................            0.00               0.00
    Net income....................................................            0.02               0.06


                                                                    FOR THE NINE MONTHS    FOR THE YEAR
                                                                           ENDED               ENDED
                                                                     30 SEPTEMBER 1995   31 DECEMBER 1994
                                                                    -------------------  -----------------
HOMESTAKE HISTORICAL:
(PREPARED IN ACCORDANCE WITH U.S. GAAP; AMOUNTS IN U.S. DOLLARS)
  Per share of Homestake common stock:
    Book value (1)................................................       $    4.33           $   4.27
    Cash dividends................................................            0.15               0.175
    Net income....................................................            0.16               0.57

HOMESTAKE PRO FORMA:
(PREPARED IN ACCORDANCE WITH U.S. GAAP; AMOUNTS IN U.S. DOLLARS)
  Per share of Homestake common stock:
    Book value (1)................................................       $    4.95           $   4.91
    Cash dividends (2)............................................            0.15               0.175
    Net income....................................................            0.13               0.53

------------------------------
          (1) Book value per share is shareholders' equity divided by common shares outstanding at the end of the periods indicated.

          (2) Pro forma cash dividends per share reflect Homestake's historical cash dividends declared in the periods indicated.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

3.4    REVISED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

       The following Pro Forma Condensed Consolidated Financial Statements have been prepared by Homestake to illustrate the estimated effects of the proposed acquisition (the "Acquisition") of the 109,605,000 HGAL Shares not presently owned by Homestake. The Pro Forma Condensed Consolidated Financial Statements include a Pro Forma Condensed Consolidated Balance Sheet as of 30 September 1995, assuming the Acquisition occurred as of that date, and Pro Forma Condensed Consolidated Statements of Operations for the nine months ended 30 September 1995 and the year ended 31 December 1994, assuming that the Acquisition occurred as of the beginning of each period.

       Homestake has made an offer to acquire the 109,605,000 HGAL Shares it does not already own. HGAL shareholders accepting Homestake's offer will receive, at their option, either 0.089 of a Homestake Share or A$1.90 in cash for each HGAL share.

       The Pro Forma Condensed Consolidated Financial Statements are presented utilizing the purchase method of accounting whereby the cost of acquiring the 18.5% of HGAL not already owned by Homestake is determined by the value of the shares and the cash which Homestake will exchange, plus the direct costs associated with the Acquisition, which are estimated to be approximately U.S.$3 million. All amounts in the Pro Forma Condensed Consolidated Financial Statements are stated in U.S. dollars. The Pro Forma Condensed Consolidated Financial Statements do not purport to represent what the financial position or results of operations actually would have been if the Acquisition had occurred at the beginning of the periods or to project the financial position or results of operations for any future date or period.

       The Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical consolidated financial statements, including the notes thereto, of Homestake, prepared in accordance with U.S. GAAP, which are included in Appendices D, E and F to the Offer Document and Appendix L to this Supplement #2. The Pro Forma Condensed Consolidated Financial Statements also include pro forma adjustments which are based on available information and certain assumptions that management of Homestake believes are reasonable in the circumstances. Such pro forma adjustments reflect the effects of the Acquisition of all of the HGAL Shares not already owned by Homestake, assuming 75% of the HGAL Shares are exchanged for Homestake common stock and 25% of the HGAL Shares are acquired for cash.

       At the date the Offer was announced (14 August 1995), Homestake's investment advisor estimated that 50% of the HGAL Shares tendered would be exchanged for Homestake Shares based on Homestake's then share price. Homestake now believes, based on the actual percentage of HGAL Shares tendered for Homestake Shares during the time the Offer has been open, that 75% of the HGAL Shares tendered will be exchanged for Homestake Shares. However, the ultimate number of HGAL Shares which will be exchanged for Homestake Shares will depend on a number of factors, including the price of Homestake Shares during the remaining time the offer is open. The price of Homestake Shares may vary significantly during that time, due to many factors including changes in the price of gold.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               HOMESTAKE MINING COMPANY
                    PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                   30 SEPTEMBER 1995
                     (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

                                                             HOMESTAKE       PRO FORMA
                                                             HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                            ------------  ---------------  ------------
ASSETS
Current Assets
  Cash and equivalents....................................  $    131,869  $   (41,500)(A)  $     90,369
  Short-term investments..................................       107,827                        107,827
  Receivables.............................................        58,688                         58,688
  Inventories.............................................        70,430                         70,430
  Other...................................................         9,226                          9,226
                                                            ------------  ---------------  ------------
    Total current assets..................................       378,040      (41,500)          336,540
                                                            ------------  ---------------  ------------
Property, Plant and Equipment -- net......................       794,885      188,100(A)        982,985
                                                            ------------  ---------------  ------------
Investments and Other Assets
  Noncurrent investments..................................        36,883                         36,883
  Other assets............................................        29,672                         29,672
                                                            ------------                   ------------
    Total investments and other assets....................        66,555                         66,555
                                                            ------------  ---------------  ------------
                                                            $  1,239,480  $   146,600      $  1,386,080
                                                            ------------  ---------------  ------------
                                                            ------------  ---------------  ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities.......................................  $     88,854                   $     88,854
                                                            ------------                   ------------
Long-term Liabilities
  Long-term debt..........................................       185,000                        185,000
  Other long-term obligations.............................       116,625                        116,625
                                                            ------------                   ------------
    Total long-term liabilities...........................       301,625                        301,625
                                                            ------------                   ------------
Deferred Income and Mining Taxes..........................       153,634  $    49,800(A)        203,434
                                                            ------------  ---------------  ------------
Minority Interests in Consolidated Subsidiaries...........        98,804      (24,800)(A)        74,004
                                                            ------------  ---------------  ------------
Shareholders' Equity......................................       596,563      121,600(A)        718,163
                                                            ------------  ---------------  ------------
                                                            $  1,239,480  $   146,600      $  1,386,080
                                                            ------------  ---------------  ------------
                                                            ------------  ---------------  ------------

------------------------
          (A) To reflect the acquisition of the 109,605,000 HGAL Shares that Homestake does not presently own, assuming the issuance of 7,316,250 Homestake Shares valued at $121,600 and the payment of $38,500 in cash, plus acquisition and related costs of $3,000. Accordingly, the total pro forma acquisition cost is $163,100 compared to the book value for minority interest of $24,800. The actual purchase price will be determined based upon the value of the Homestake shares issued and cash paid for the purchase of the HGAL Shares acquired. As discussed below, it is Homestake's opinion that substantially all of the purchase price in excess of the net book value of HGAL is attributable to the mineral property interests held by HGAL. The excess purchase price paid over the net book value of assets acquired and related deferred taxes is allocated as follows:

Total Purchase Price....................................................................  $ 163,100
Net Book Value of Minority Interests in HGAL, 30 September 1995.........................     24,800
                                                                                          ---------
Excess of Purchase Price Paid over Net Book Value of Assets Acquired Attributed to
 Mineral Properties.....................................................................    138,300
Increase in Mineral Properties Due to the Recognition of the Deferred Tax Consequences
 of Differences Between the Assigned Values and Tax Bases of the Net Assets Acquired....     49,800
                                                                                          ---------
Total Increase in Property, Plant and Equipment.........................................    188,100
Increase in Deferred Taxes..............................................................    (49,800)
                                                                                          ---------
Excess of Purchase Price Paid over Net Book Value of Assets Acquired....................  $ 138,300
                                                                                          ---------
                                                                                          ---------
                                                              FOOTNOTE CONTINUES ON FOLLOWING PAGE.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

With the exception of property, plant and equipment, the assets and liabilities of HGAL included in
Homestake's  consolidated  financial statements  consist primarily  of  working capital  items, the carrying values of  which are  substantially at  fair market  value. Based  on the  history of  the
Kalgoorlie property and the identification and development of mineral deposits and their conversion to  ore reserves, the financial analysis undertaken by Homestake in connection with its decision to acquire the additional  18.5% of HGAL,  and Homestake's  experience in ownership  and operation  at
Kalgoorlie  and other long-life mines, it is Homestake's  opinion that all of the purchase price in excess of  the  net  book value  of  assets  acquired  is attributable  to  mineral  properties  at
Kalgoorlie.  Homestake  used discounted  cash  flow analysis  to  determine the  allocation  of the purchase price between reserves  and other mineral deposits  and mineral properties. This  analysis indicated  that  approximately  62%  of  the purchase  price  allocated  to  mineral  properties is attributable to reserves and the  remainder is attributable to  other mineral deposits and  mineral properties, as follows:
Purchase Price Allocated to Property Plant and Equipment:
  Acquisition of minority interests' share of property, plant and equipment.....  $  28,600
  Allocation of excess purchase price...........................................    188,100
                                                                                  ---------
                                                                                  $ 216,700
                                                                                  ---------
                                                                                  ---------
Allocation of Property, Plant and Equipment:
  Proven and probable reserves:
    Minority interests' share of property, plant and equipment acquired.........  $  28,600
    Excess purchase price allocation............................................    106,200
                                                                                  ---------
                                                                                    134,800       (62%)
  Other mineral deposits and mineral properties, allocation of excess purchase
   price........................................................................     81,900       (38%)
                                                                                  ---------
                                                                                  $ 216,700      (100%)
                                                                                  ---------
                                                                                  ---------

The  final allocation of the  purchase price will be  made when the acquisition  is completed and when
Homestake completes  its  annual detailed  analysis  of reserves  as  of 31  December  1995.  However, management  does  not expect  the  final actual  allocation  of the  purchase  price to  be materially different from the pro forma balance sheet.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               HOMESTAKE MINING COMPANY
               PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          FOR THE YEAR ENDED 31 DECEMBER 1994
        (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                  HOMESTAKE     PRO FORMA
                                                                 HISTORICAL    ADJUSTMENTS     PRO FORMA
                                                                 -----------  --------------  -----------
Revenues
  Product sales................................................   $ 656,056                    $ 656,056
  Interest income..............................................       9,762   $  (2,400)(A)        7,362
  Gain on issuance of stock by subsidiary......................      11,224                       11,224
  Other income.................................................      28,445                       28,445
                                                                 -----------    -------       -----------
                                                                    705,487      (2,400)         703,087
                                                                 -----------    -------       -----------
Costs and Expenses
  Production costs.............................................     447,129                      447,129
  Depreciation, depletion and amortization.....................      76,171       6,086(B)        82,257
  Administrative and general expense...........................      38,159                       38,159
  Exploration expense..........................................      21,347                       21,347
  Interest expense.............................................      10,124                       10,124
  Other expense................................................       6,744                        6,744
                                                                 -----------    -------       -----------
                                                                    599,674       6,086          605,760
                                                                 -----------    -------       -----------
Income Before Taxes and Minority Interest......................     105,813      (8,486)          97,327
Income and Mining Taxes........................................     (18,880)      2,000(C)       (16,880)
Minority Interest..............................................      (8,917)      4,632(D)        (4,285)
                                                                 -----------    -------       -----------
Net Income.....................................................   $  78,016   $  (1,854)       $  76,162
                                                                 -----------    -------       -----------
                                                                 -----------    -------       -----------
Net Income Per Share...........................................   $    0.57                    $    0.53
                                                                 -----------                  -----------
                                                                 -----------                  -----------
Average Shares Used in the Computation (thousands).............     137,733                      145,049
                                                                 -----------                  -----------
                                                                 -----------                  -----------

------------------------
          (A) To eliminate interest income, based on the 1994 average earnings rate of approximately 5.7%, in respect of the assumed cash component of the HGAL acquisition cost in the amount of $41,500.

          (B) To record amortization of the excess purchase price paid over the net book value of assets acquired, using the units-of-production method, as follows:

                      (TABULAR AMOUNTS IN THOUSANDS, EXCEPT PER OUNCE AMOUNT)
       1)  Excess purchase price allocated to proven and probable reserves -- 1995.......  $ 106,200

           Reduction in excess purchase price allocated to reserves for 1994 pro forma
            purposes due to lower Australian tax rate for 1994...........................     (2,300)
                                                                                           ---------
                                                                                           $ 103,900
           Excess purchase price allocated to proven and probable reserves -- 1994.......
                                                                                           ---------
                                                                                           ---------
       2)  Estimate of HGAL's share of ounces of gold to be recovered based on
            Homestake's estimate of 6.75 million ounces contained in reserves (see pages
            42-44 and page 49 of the Offer Document) and an estimated recovery rate of
            89%..........................................................................      6,007
       3)  Estimate of recoverable ounces attributed to minority interests' 18.5% of
            HGAL.........................................................................      1,111
       4)  Amortization rate per ounce ((1) divided by (3))..............................  $   93.50
       5)  HGAL's 1994 ounces of gold produced (see Statistical Summary at pages 36-38 of      352.1
            the Offer Document)..........................................................
       6)  Minority interests' share of HGAL's 1994 gold production......................       65.1
       7)  Pro forma amortization adjustment ((4) times (6)).............................  $   6,086

          (C) To record the tax effects of adjustments (A) and (B) above.

          (D) To eliminate the minority interests' share of HGAL's earnings.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                            HOMESTAKE MINING COMPANY
                 PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE NINE MONTHS ENDED 30 SEPTEMBER 1995
              (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE
                                         AMOUNTS)

                                                                  HOMESTAKE     PRO FORMA
                                                                 HISTORICAL    ADJUSTMENTS     PRO FORMA
                                                                 -----------  --------------  -----------
Revenues
  Product sales................................................   $ 534,002                    $ 534,002
  Interest income..............................................      12,686   $   (1,900)(A)      10,786
  Other income.................................................      10,262                       10,262
                                                                 -----------  --------------  -----------
                                                                    556,950       (1,900)        555,050
                                                                 -----------  --------------  -----------
Costs and Expenses
  Production costs.............................................     355,625                      355,625
  Depreciation, depletion and amortization.....................      73,866        4,200(B)       78,066
  Administrative and general expense...........................      28,977                       28,977
  Exploration expense..........................................      19,387                       19,387
  Interest expense.............................................       8,324                        8,324
  Other expense................................................       2,155                        2,155
                                                                 -----------  --------------  -----------
                                                                    488,334        4,200         492,534
                                                                 -----------  --------------  -----------
Income Before Taxes and Minority Interest......................      68,616       (6,100)         62,516
Income and Mining Taxes........................................     (33,091)       1,500(C)      (31,591)
Minority Interest..............................................     (12,841)       1,076(D)      (11,765)
                                                                 -----------  --------------  -----------
Net Income.....................................................   $  22,684   $   (3,524)      $  19,160
                                                                 -----------  --------------  -----------
                                                                 -----------  --------------  -----------
Net Income Per Share...........................................   $    0.16                    $    0.13
                                                                 -----------                  -----------
                                                                 -----------                  -----------
Average Shares Used in the Computation (thousands).............     137,891                      145,207
                                                                 -----------                  -----------
                                                                 -----------                  -----------

------------------------------

          (A) To eliminate interest income, based on the year-to-date average earnings rate of approximately 6% per annum, in respect of the assumed cash component of the HGAL acquisition cost in the amount of $41,500.

          (B) To record amortization of the excess purchase price paid over the net book value of assets acquired, using the units-of-production method, as follows:

                      (TABULAR AMOUNTS IN THOUSANDS, EXCEPT PER OUNCE AMOUNT)
       1)  Excess purchase price allocated to proven and probable reserves -- 1995.......  $ 106,200
       2)  Estimate of HGAL's share of ounces of gold to be recovered based on
            Homestake's estimate of 6.75 million ounces contained in reserves (see pages
            42-44 and page 49 of the Offer Document) and an estimated recovery rate of
            89%..........................................................................      6,007
       3)  Estimate of recoverable ounces attributed to minority interests' 18.5% of
            HGAL.........................................................................      1,111
       4)  Amortization rate per ounce ((1) divided by (3))..............................  $   95.60
       5)  HGAL's year-to-date September 1995 ounces of gold produced (see Gold
            Production summary included in Appendix L to the Offer Document).............      238.7
       6)  Minority interests' share of HGAL's year-to-date September 1995 production....       44.2
       7)  Pro forma amortization adjustment ((4) times (6)).............................  $   4,200

          (C) To record the tax effects of adjustments (A) and (B) above.

          (D) To eliminate the minority interests' share of HGAL's earnings.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

3.5    REVISED FINANCIAL FORECAST

                               HOMESTAKE MINING COMPANY
                        REVISED FORECASTED CONDENSED STATEMENTS
                              OF CONSOLIDATED OPERATIONS
                 (MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                   SIX MONTHS ENDING      YEAR ENDING
                                                                    31 DECEMBER 1995   31 DECEMBER 1996
                                                                   ------------------  -----------------
Revenues
  Product sales..................................................     $      354.1        $     702.7
  Interest and other.............................................             16.7               24.0
                                                                          --------           --------
                                                                             370.8              726.7
                                                                          --------           --------
Costs and Expenses
  Production costs...............................................            236.4              452.5
  Depreciation, depletion and amortization.......................             52.0               97.5
  Administrative and general expense.............................             18.9               38.3
  Exploration expense............................................             15.0               29.6
  Interest and other.............................................              5.2               12.6
                                                                          --------           --------
                                                                             327.5              630.5
                                                                          --------           --------
Income Before Taxes and Minority Interest........................             43.3               96.2
Income and Mining Taxes..........................................            (23.3)             (51.4)
Minority Interest................................................             (7.5)             (14.6)
                                                                          --------           --------
Net Income.......................................................     $       12.5        $      30.2
                                                                          --------           --------
                                                                          --------           --------
Net Income Per Share.............................................     $       0.09        $      0.21
                                                                          --------           --------
                                                                          --------           --------
Average Shares Used in the Computation (thousands)...............          138,000            145,300
                                                                          --------           --------
                                                                          --------           --------

               SEE "SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS" BELOW.

                               HOMESTAKE MINING COMPANY
                        REVISED FORECASTED CONDENSED STATEMENTS
                              OF CONSOLIDATED CASH FLOWS
                              (MILLIONS OF U.S. DOLLARS)

                                                                    SIX MONTHS ENDING     YEAR ENDING
                                                                    31 DECEMBER 1995   31 DECEMBER 1996
                                                                    -----------------  -----------------
Cash Flow From Operations
  Net income......................................................     $      12.5        $      30.2
  Depreciation, depletion and amortization........................            52.0               97.5
  Changes in working capital and other............................            24.2               35.8
                                                                          --------           --------
Net Cash Provided by Operations...................................            88.7              163.5
                                                                          --------           --------
Investment and Financing Activities
  Acquisition of HGAL minority interest (1).......................            41.5            --
  Additions to property plant and equipment.......................            58.9               60.0
  Exploration/development projects................................            24.0               50.0
  Dividends.......................................................            13.8               29.1
                                                                          --------           --------
Net Cash Used in Investment and Financing Activities..............           138.2              139.1
                                                                          --------           --------
Net Increase (Decrease) in Cash and Equivalents...................     $     (49.5)       $      24.4
                                                                          --------           --------
                                                                          --------           --------

------------------------------
          (1) The total purchase price of the 18.5% of the HGAL Shares not already owned by Homestake in the amount of $163.1 million is assumed to be financed through the issuance of 7.3 million Homestake Shares valued at $121.6 million and the payment of cash of $38.5 million, plus acquisition and related costs of $3.0 million.

               SEE "SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS" BELOW.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               HOMESTAKE MINING COMPANY
                  SUMMARY OF REVISED SIGNIFICANT FORECAST ASSUMPTIONS
                      FOR THE SIX MONTHS ENDING DECEMBER 31, 1995
                         AND THE YEAR ENDING DECEMBER 31, 1996

       The financial forecast has been prepared to update the financial forecast in the Offer Document, which was prepared to comply with Australian legal requirements which require a description of the prospects of the offeror where the consideration offered includes shares of the offeror. Homestake will not update this forecast in future regulatory filings. The financial forecast has been prepared by Homestake's management to provide the reader with an indication of Homestake's estimated future production, earnings, cash flow and dividends following the acquisition of the 18.5% of HGAL not already owned by Homestake.

       This financial forecast presents, to the best of management's knowledge and belief, Homestake's expected consolidated results of operations and consolidated cash flows for the forecast periods. Accordingly, the forecast reflects management's judgement as of 8 December 1995, the date of this forecast, of the expected conditions and its expected course of action. This forecast updates a previous forecast dated 17 October 1995 included in the Offer Document previously distributed to HGAL shareholders. Changes in significant assumptions that have been incorporated in this revised forecast are: (1) the percentage of HGAL shareholders accepting Homestake shares is now expected to be 75% (see note 1. below), and; (2) 1996 gold production at HGAL's Kalgoorlie operations in Western Australia is now expected to be lower (see note 2. below). The Forecasted Condensed Statement of Consolidated Operations for the six months ending 31 December 1995 has not been revised as the changed assumptions did not have a material effect on net income.

       The assumptions disclosed herein are those that management believes are significant to the forecast. There will usually be differences between forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. Homestake's Consolidated Financial Statements for the Year Ended 31 December 1994, which are included in Appendix D to the Offer Document, should be read for additional information.

       HOMESTAKE  CAUTIONS  READERS   THAT  A  FORECAST   IS  SUBJECT  TO   MANY
       UNCERTAINTIES AND NEEDS TO BE TREATED WITH CAUTION.

       Unless   specifically  stated  otherwise,  all  comments  and  production statistics relate to the consolidated Homestake entity, without reduction for minority interest.

       The forecast has been prepared in accordance with accounting principles generally accepted in the United States and the accounting policies adopted by Homestake. (See note 1 to Homestake's 31 December 1994 Consolidated Financial Statements in Appendix D and Appendix K, Homestake Differences Between U.S. and Australian Generally Accepted Accounting Principles, to the Offer Document.)

       SIGNIFICANT FORECAST ASSUMPTIONS

       The following is a summary of the significant assumptions used in the preparation of the forecast. These assumptions are based on Homestake's judgement at 8 December 1995, the date the forecast was completed. These assumptions should not be considered an all-inclusive list of the assumptions used in the preparation of the forecast.

       1) Management has assumed that effective 31 December 1995, Homestake acquires 100% of the HGAL Shares that it does not already own and that 75% of the HGAL Shares

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                HOMESTAKE MINING COMPANY
            SUMMARY OF REVISED SIGNIFICANT FORECAST ASSUMPTIONS (CONTINUED)
               acquired are exchanged for Homestake Shares and 25% are acquired for cash. Therefore, the purchase price has been assumed to consist of approximately 7.3 million Homestake Shares and cash payments totaling U.S.$38.5 million. Transaction costs associated with the acquisition of the HGAL Shares are estimated to be U.S.$3 million. Management has assumed that all cash payments made in the acquisition of the HGAL Shares are funded from Homestake's available cash and investment balances and no debt is incurred by Homestake as a result of this acquisition.

               At the date the Offer was announced, Homestake's investment advisor estimated that 50% of the HGAL Shares tendered would be exchanged for Homestake Shares based on Homestake's then share price. Homestake now believes, based on the actual percentage of HGAL Shares tendered for shares during the time the Offer has been open, that 75% of the HGAL Shares tendered will be exchanged for Homestake Shares. However, the ultimate number of HGAL Shares which will be exchanged for Homestake Shares will depend on a number of factors including Homestake's Share price during the remaining time the offer is open. Homestake's Share price may vary significantly during this time, due to many factors including changes in the price of gold.

               A sensitivity analysis has been included in note 17 below to show the effects on net income, net income per share and cash and equivalents of two possible outcomes of the offer: (1) 100% of the HGAL Shares being acquired for cash and, (2) 100% of the HGAL Shares being exchanged for Homestake Shares.

       2) Homestake has reduced its estimate of forecasted net income and cash flow for 1996. The principal reason for the reduced estimate is lower gold production in 1996 from HGAL's operation at Kalgoorlie in Western Australia than previously estimated by Homestake. A preliminary budget and mining plan for 1996, recently provided to HGAL and its joint venture partner by the operator of the mines and mills at Kalgoorlie, indicates that the average grade of ore to be processed in 1996 will be lower than the average grade which was expected at the time Homestake prepared its previous 1996 forecast. The mine plan now proposed for 1996 contemplates a substantial stripping of waste during the year to uncover ore for mining and milling in the future. During this time, the amount of higher grade ore available to be milled will be reduced and lower grade stockpiled ore will be processed in its place. As a result, fewer ounces of gold will be produced at Kalgoorlie in 1996 than previously estimated by Homestake.

               Management assumes that Homestake will produce approximately 925,000 and 1,800,000 equivalent ounces of gold in the six months ending 31 December 1995 and the year ending 31 December 1996, respectively.

       3) The average spot market price of gold is assumed to be U.S.$385 and U.S.$395 per ounce in the 1995 and 1996 periods, respectively. The price of gold was U.S.$384 per ounce on 14 August 1995, the day that the offer to acquire the HGAL Shares was announced. The gold price has varied between U.S.$372 and U.S.$396 per ounce over the last fourteen months preceding the date of preparation of this forecast. In determining the gold price to be used in this forecast, Homestake took into consideration many factors, including the price of gold available in the forward markets and consultations with gold market analysts and trading institutions. A sensitivity analysis is included in note 17 below to show the impact of 5% movements in the U.S. dollar gold price.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                HOMESTAKE MINING COMPANY
            SUMMARY OF REVISED SIGNIFICANT FORECAST ASSUMPTIONS (CONTINUED)
       4)      Average exchange rates used  throughout the forecast period  were
               U.S.$0.745   and  U.S.$0.740   in  the  1995   and  1996  periods
               respectively, for both the Australian and Canadian dollars.

               Approximately 19% and 31% of Homestake's forecast 1995 operating costs and 22% and 29% of Homestake's forecast 1996 operating costs are denominated in Australian and Canadian currencies, respectively. To help minimise the effects of fluctuations of the Australian and Canadian currencies in relation to the U.S. dollar, Homestake has implemented a foreign currency protection program by entering into a series of foreign currency option contracts which establish trading ranges within which the U.S. dollar may be exchanged for these currencies by setting minimum and maximum exchange rates. See note 23 to Homestake's 31 December 1994 Consolidated Financial Statements in Appendix D to the Offer Document for details of this program.

               A sensitivity analysis is included in note 17 below to show the impact of 5% movements in the Australian and Canadian currencies in relation to the U.S. dollar. This sensitivity analysis incorporates the effects of the foreign currency protection program described above.

       5) Homestake has engaged in some limited forward selling of gold to be produced in 1995 and 1996. See note 23 to Homestake's 31 December 1994 Consolidated Financial Statements in Appendix D to the Offer Document for details of these sales.

       6) Ore produced at the Eskay Creek mine currently is sold to two smelters under long-term ore sales contracts. These contracts provide for a combined minimum delivery of 100,000 tons in 1995, with options to increase deliveries to 130,000 tons per year in 1996 and beyond, subject to smelter approvals. Management assumes that 110,000 tons of Eskay Creek ore will be sold to smelters during 1996. However, while Homestake believes that the smelters will accept the additional tonnage, approval for the additional tonnage has not been received at this time.

       7) In determining operating cost levels used in the forecast, management took into consideration many factors, including historical operating performance, inflation and continuing cost improvements, at each of Homestake's operating locations. A sensitivity analysis is included in note 17 below to show the impact of 3% movements in production costs.

       8) Income and mining taxes for the forecast period are based on forecast earnings and the statutory tax rates as presently enacted in the geographical and tax jurisdictions that Homestake operates. Management also assumes that Homestake will continue to be subject to the United States alternative minimum tax at a 20% rate on its United States taxable income throughout 1995 and 1996. Homestake's actual consolidated income and mining tax rate can vary significantly as a result of numerous factors, including, but not limited to, changes in the geographical mix of pretax income or loss, nondeductible expenses, and changes in the tax rules, rates and regulations of the various taxing regulatory authorities. The applicable statutory income and mining tax rates (as reduced by applicable statutory mining incentives) utilized in the forecast are as follows:

                United States........................................................        20%
                Canada...............................................................        49%
                Australia............................................................        36%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                HOMESTAKE MINING COMPANY
            SUMMARY OF REVISED SIGNIFICANT FORECAST ASSUMPTIONS (CONTINUED)
       9)      Management assumes that Homestake's current levels of exploration spending will continue throughout the forecast period. No benefits from this exploration have been included in the forecast. (See note 13 below.)

       10)     Management  has  assumed that  the  current dividend  policies of
               Homestake  and   its   subsidiary  companies   remain   unchanged
               throughout the forecast period.

       11)     Other assumptions are as follows:

                                                                             SIX MONTHS ENDING    YEAR ENDING 31
                                                                             31 DECEMBER 1995      DECEMBER 1996
                                                                             -----------------   -----------------
Silver price (per ounce)...................................................      U.S. $5.50          U.S. $5.50
Sulphur price (per long ton) (a)...........................................      U.S.$75.00          U.S.$76.50

Short-term interest rates
  United States............................................................          6.0%                7.0%
  Australia................................................................          8.0%                8.0%
  Canada...................................................................          7.0%                7.0%

------------------------
                (a)  Forecasted  sulphur  prices  for  Main  Pass  mine  sulphur production have been provided by the operator of the joint venture who has responsibility for marketing Homestake's share of production.

       12) The excess of purchase price over the underlying book value of the HGAL Shares to be acquired in the amount of U.S.$138.3 million has been allocated to property, plant and equipment and deferred taxes in the amounts of U.S.$188.1 million and U.S.$49.8 million, respectively. Homestake expects to allocate U.S.$106.2 million of the excess purchase price allocated to property, plant and equipment to the proven and probable reserves portion of mineral properties and U.S.$81.9 million of the excess purchase price allocated to property, plant and equipment to other mineral deposits and mineral properties. Homestake will amortize the excess purchase price allocated to reserves on a units-of-production basis. Homestake will amortize the excess purchase price allocated to other mineral deposits and mineral properties on a units-of-production basis to the extent mineral deposits are upgraded to reserves or will expense the excess purchase price if and when and to the extent the carrying value of the other mineral deposits and mineral properties are determined to be impaired.

       13)     Homestake  currently   is   involved  in   several   late   stage
               exploration/development projects. Ongoing exploration, prefeasibility and feasibility study costs related to these projects are included in the forecast.

               Forecasted cash flow for the six months ending 31 December 1995 includes $24 million invested in Navan Resources Plc. (Navan) by Homestake in July 1995, related to the Chelopech mine.

               The forecast also includes $50 million of additional capital/investment during the year ending 31 December 1996 which, based on Homestake's current understanding of the

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                HOMESTAKE MINING COMPANY
            SUMMARY OF REVISED SIGNIFICANT FORECAST ASSUMPTIONS (CONTINUED)
               late stage exploration/development projects, will be required if these projects proceed. Homestake plans to fund the capital/investment requirements for these projects through 31 December 1996 from available cash reserves or operating cash flows.

               With the exception of capitalised property and related investment acquisition costs of U.S.$26 million (including the U.S.$24 million invested in Navan in July 1995), all expenditures on these projects to date have been expensed. Homestake can terminate its involvement in these projects at any time. However, the possibility of recovering expenditures incurred up to the point of exit may be limited. No benefits from these projects have been included in the forecast.

       14) Homestake currently has outstanding long-term debt obligations of U.S.$185 million. No payments of principal are due under these obligations until the year 2000. Homestake also has a U.S./Canadian cross-border credit facility providing a total availability of U.S.$150 million. No amounts have been borrowed under this facility as of the date of this forecast. (See note 14 to Homestake's 31 December 1994 Consolidated Financial Statements in Appendix D to the Offer Document for details of Homestake's debt and credit facilities.) Management assumes no debt repayments or additional borrowings during the forecast period.

       15) In 1994, Homestake was awarded U.S.$4.7 million in a lawsuit Homestake initiated against its former auditor and tax advisor. The judgement has been appealed and Homestake has deferred recognition of any gain pending final resolution of this action. Management assumes resolution of this matter in 1996, and the forecast for the year ending 31 December 1996 includes proceeds including interest of U.S.$5 million.

       16) In 1990, Homestake entered into a long-term contract for the sale of its then remaining uranium inventories. The purchaser declared bankruptcy and defaulted under the terms of the contract. The bankruptcy court has released the 1.3 million pounds of uranium to Homestake and the Company has entered into a contract for the sale of the uranium in December, 1995 for $11.85 per pound. The forecast for the six months ending 31 December 1995 includes sales proceeds of U.S.$15.8 million and a pretax gain of U.S.$5.4 million which is included in other income.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                HOMESTAKE MINING COMPANY
            SUMMARY OF REVISED SIGNIFICANT FORECAST ASSUMPTIONS (CONTINUED)
       17)    SENSITIVITY ANALYSIS.

              The following sensitivity analysis projects the estimated effects on results of operations and cash flows of changes in certain assumptions from those used in the preparation of the forecast. Except for the acquisition of HGAL Shares, the sensitivities should not be interpreted as establishing lower and upper limits of possible outcomes.

                      (MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                   CHANGES IN NET INCOME,
                                                          NET INCOME PER SHARE (EPS) AND CASH FLOW
                                        ----------------------------------------------------------------------------
                                         SIX MONTHS ENDING 31 DECEMBER 1995                 YEAR ENDING
                                                                                         31 DECEMBER 1996
                                        -------------------------------------  -------------------------------------
                                         NET INCOME       EPS      CASH FLOW    NET INCOME       EPS      CASH FLOW
                                        -------------  ---------  -----------  -------------  ---------  -----------
5% increase in gold price.............    $     7.9    $    0.06   $    10.5     $    18.6    $    0.13   $    26.9
5% decrease in gold price.............         (7.9)       (0.06)      (10.5)        (17.7)       (0.12)      (25.6)

A$ weakens against U.S.$ by 5% (a)....          1.0         0.01         3.5           3.6         0.02         5.3
A$ strengthens against U.S.$ by 5%
 (a)..................................         (0.3)      --            (3.5)         (3.7)       (0.03)       (4.6)

C$ weakens against U.S.$ by 5% (a)....          1.0         0.01         2.7           3.2         0.02         3.5
C$ strengthens against U.S.$ by 5%
 (a)..................................          0.6       --            (2.5)         (3.3)       (0.02)       (0.5)

Production costs decrease by 3%.......          3.4         0.02         4.6           8.6         0.06        12.7
Production costs increase by 3%.......         (3.4)       (0.02)       (4.6)         (8.8)       (0.06)      (13.1)

100% HGAL Shares acquired for cash....       --           --          (115.5)         (6.5)       (0.04)       (5.0)
100% HGAL Shares exchanged for
 Homestake Shares.....................       --           --            38.5           2.2         0.01         1.7

------------------------
(a) The sensitivity analysis incorporates the effects of the foreign currency protection program.

       18)    SIGNIFICANT CHANGES EXPECTED IN 1997

              While management has not prepared a financial forecast for the year ended 31 December 1997, management is not aware of any non-recurring items, such as those discussed in notes 15 and 16 above, which may have a significant effect on Homestake's results from operations.

               Homestake estimates that based on its current operations, excluding production from the late stage development/exploration projects discussed in note 13 above, its 1997 consolidated production will be approximately 1.7 million equivalent ounces of gold. McLaughlin mine production is expected to decline significantly with the shut down of mining operations and commencement of the processing of lower-grade stockpiles in mid-1996, and Nickel Plate mine will cease operation in 1996. Since both of these mines are higher cost operations, these reductions in production are not expected to have a significant impact on Homestake's results from operations.

               Cash taxes are expected to increase in 1997 as tax deductions for capital expenditures made in prior years are depleting.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL FORECAST

       To the Directors of Homestake Mining Company:

       We have examined the accompanying revised forecasted condensed statements of consolidated operations and revised forecasted condensed statements of consolidated cash flows of Homestake Mining Company for the six months and year ending 31 December 1995, and 31 December 1996, respectively, appearing in this Supplement #2 to Offer Document. Our examination was made in accordance with standards for an examination of a forecast established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary to evaluate both the assumptions used by management and the preparation and presentation of the revised forecast.

       In our opinion, the accompanying forecast is presented in conformity with guidelines for presentation of a forecast established by the American Institute of Certified Public Accountants and the underlying assumptions provide a reasonable basis for management's forecast. However, there will usually be differences between the forecasted and actual results, because events and circumstances frequently do not occur as expected; and those differences may be material. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

                                                  Coopers & Lybrand L.L.P.
       San Francisco, California
       11 December 1995

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

4.     APPENDIX L -- HOMESTAKE FORM 10-Q FOR THE QUARTER ENDED
       30 SEPTEMBER 1995.

       The Homestake Form 10-Q Report for the Quarter Ended 30 September 1995 is contained herein as Appendix L, and is incorporated by reference in the Offer Document. The Revised Pro Forma Condensed Consolidated Financial Information contained in this Supplement #2 was prepared subsequent to and supersedes the Pro Forma Financial Information contained in the Form 10-Q Report for the Quarter Ended 30 September 1995.

5.     PERIOD OF OFFER

       Unless extended, the Offer will remain open for acceptance until 5.00 pm Sydney time on 22 December 1995. Acceptances may be made in Sydney until
       5.00 pm Sydney time on that date, or in New York City until 5.00 pm New York City time on 21 December 1995.

6.     HOW TO ACCEPT THE OFFER

       If you hold shares in HGAL and have not accepted Homestake's Offer, Homestake recommends that you take appropriate action as soon as possible. If you wish to accept Homestake's Offer, you should ensure that your valid acceptance is received by Homestake by the closing date. Each business day in Sydney, Ernst & Young Registry Services Pty Limited will endeavour to process all valid acceptances received during the preceding business day. In any event, you will be sent the consideration due to you within 7 days of receipt of your valid acceptance.

       If you hold certificates for your HGAL shares, you may only accept Homestake's Offer by completing and executing the Form of Acceptance and Transfer enclosed with the Offer Document, and sending it together with the certificates for your HGAL shares to:

          IN AUSTRALIA                                                 IN THE UNITED STATES
---------------------------------------------------------------------  ----------------------------------------------
        Ernst & Young Registry Services Pty Limited                    BancBoston Trust Company of New York
        GPO Box 7045                                                   55 Broadway
        Sydney NSW 2001                                                3rd Floor
        or                                                             New York, New York 10001
        Level 2
        321 Kent Street
        Sydney NSW 2000

       If you hold your HGAL shares in a CHESS holding, you should instruct your broker (or whoever is the controlling participant for your holding) to initiate acceptance of the Offer in accordance with the business rules of the Securities Clearing House before the end of the offer period.

--------------------------------------------------------------------------------

                                                                             L-1
--------------------------------------------------------------------------------

                                   APPENDIX L
          HOMESTAKE FORM 10-Q FOR THE QUARTER ENDED 30 SEPTEMBER 1995

--------------------------------------------------------------------------------

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 10-Q


(x) Quarterly report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.


               For the Quarterly Period Ended September 30, 1995


( ) Transition report pursuant to section 13 or 15(d) of the Securities Exchange
    Act of 1934.

               For the transition period from _______ to ________

                          Commission File Number 1-8736


                            HOMESTAKE MINING COMPANY


                             A Delaware Corporation

                   IRS Employer Identification No. 94-2934609


                              650 California Street
                      San Francisco, California 94108-2788
                            Telephone: (415) 981-8150



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           Yes        X                       No
                                  ________                       ______


The number of shares of common stock outstanding as of October 31, 1995 was 137,959,336.

                    HOMESTAKE MINING COMPANY AND SUBSIDIARIES


PART 1 - FINANCIAL INFORMATION
------------------------------

Item 1.  Financial Statements
-----------------------------

A.  Condensed Consolidated Balance Sheets (unaudited)
    -------------------------------------
    (In thousands, except per share amount)

                                                                                September 30,     December 31,
                                                                                    1995              1994
                                                                                 -------------   -------------
ASSETS
Current assets
    Cash and equivalents .......................................................   $   131,869    $   105,701
    Short-term investments .....................................................       107,827         99,479
    Receivables ................................................................        58,688         58,994
    Inventories:
       Finished products .......................................................        12,925         15,004
       Ore and in-process ......................................................        27,903         26,889
       Supplies ................................................................        29,602         29,822
    Other ......................................................................         9,226          6,910
                                                                                   -----------    -----------
       Total current assets ....................................................       378,040        342,799
                                                                                   -----------    -----------

Property, plant and equipment - at cost ........................................     1,638,963      1,579,502
    Accumulated depreciation, depletion and amortization .......................      (844,078)      (771,281)
                                                                                   -----------    -----------
       Property, plant and equipment - net .....................................       794,885        808,221
                                                                                   -----------    -----------

Investments and other assets
    Noncurrent investments .....................................................        36,883         15,774
    Other assets ...............................................................        29,672         35,174
                                                                                   -----------    -----------
       Total investments and other assets ......................................        66,555         50,948
                                                                                   -----------    -----------
Total Assets ...................................................................   $ 1,239,480    $ 1,201,968
                                                                                   ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable ...........................................................   $    31,453    $    35,674
    Accrued liabilities:
       Payroll and other compensation ..........................................        21,051         22,178
       Reclamation .............................................................        11,546         15,266
       Other ...................................................................        18,235         16,694
    Income and other taxes payable .............................................         6,569          7,083
                                                                                   -----------    -----------
       Total current liabilities ...............................................        88,854         96,895
                                                                                   -----------    -----------

Long-term liabilities
    Long-term debt .............................................................       185,000        185,000
    Other long-term obligations ................................................       116,625        110,719
                                                                                   -----------    -----------
       Total long-term liabilities .............................................       301,625        295,719
                                                                                   -----------    -----------

Deferred income and mining taxes ...............................................       153,634        136,274
Minority interests in consolidated subsidiaries ................................        98,804         84,310

Shareholders' equity
    Capital stock, $1 par value per share:
       Preferred - 10,000  shares  authorized;  no shares  outstanding
       Common - 250,000 shares authorized; shares outstanding:
         1995 - 137,954; 1994 - 137,785 ........................................       137,954        137,785
    Other shareholders' equity .................................................       458,609        450,985
                                                                                   -----------    -----------
       Total shareholders' equity ..............................................       596,563        588,770
                                                                                   -----------    -----------
Total Liabilities and Shareholders' Equity .....................................   $ 1,239,480    $ 1,201,968
                                                                                   ===========    ===========


See notes to condensed consolidated financial statements.

                    HOMESTAKE MINING COMPANY AND SUBSIDIARIES


B.  Condensed Statements of Consolidated Income (unaudited)
    -------------------------------------------
    (In thousands, except per share amounts)



                                                     Three Months Ended       Nine Months Ended
                                                        September 30,            September 30,
                                                    1995         1994        1995         1994
                                                  ---------   ----------  ----------    -----------
Revenues
      Gold and ore sales .....................   $ 164,176    $ 156,276    $ 502,301    $ 479,636
      Sulphur and oil sales ..................       9,334        7,322       31,701       17,918
      Interest income ........................       4,085        2,723       12,686        6,673
      Equity earnings ........................       1,223          812        1,684        2,312
      Gain on issuance of stock by subsidiary                                              11,224
      Other income (expense) .................       2,610         (142)       8,578       23,709
                                                 ---------    ---------    ---------    ---------
                                                   181,428      166,991      556,950      541,472
                                                 ---------    ---------    ---------    ---------
Costs and Expenses
      Production costs .......................     119,356      111,326      355,625      327,389
      Depreciation, depletion and amortization      25,240       19,419       73,866       60,613
      Administrative and general expense .....       8,926        9,028       28,977       27,868
      Exploration expense ....................       7,221        6,943       19,387       14,944
      Interest expense .......................       2,551        2,345        8,324        7,872
      Other expense ..........................         404          390        2,155        6,154
                                                 ---------    ---------    ---------    ---------
                                                   163,698      149,451      488,334      444,840
                                                 ---------    ---------    ---------    ---------

Income Before Taxes and Minority Interest ....      17,730       17,540       68,616       96,632
Income and Mining Taxes ......................      (7,883)      (5,055)     (33,091)     (23,333)
Minority Interest ............................      (4,902)      (1,636)     (12,841)      (5,281)
                                                 ---------    ---------    ---------    ---------
Net Income ...................................   $   4,945    $  10,849    $  22,684    $  68,018
                                                 =========    =========    =========    =========

Net Income Per Share .........................   $    0.04    $    0.08    $    0.16    $    0.49
                                                 =========    =========    =========    =========

Average Shares Used in the Computation .......     137,949      137,742      137,891      137,717
                                                 =========    =========    =========    =========

Dividends Per Common Share ...................   $    0.05    $    0.05    $    0.15    $   0.125
                                                 =========    =========    =========    =========




See notes to condensed consolidated financial statements.

                    HOMESTAKE MINING COMPANY AND SUBSIDIARIES



C.   Condensed Statements of Consolidated Cash Flows  (unaudited)
     ------------------------------------------------
     (In thousands)


                                                               Nine Months Ended September 30,
                                                                     1995         1994
                                                               -------------------------------
Cash Flows from Operations
      Net income .............................................   $  22,684    $  68,018
      Reconciliation to net cash provided by operations:
          Depreciation, depletion and amortization ...........      73,866       60,613
          Deferred taxes, minority interest and other ........      46,838       27,727
          Gain on disposals of assets ........................      (4,956)     (19,056)
          Gain on issuance of stock by subsidiary ............                  (11,224)
          Effect of changes in operating working capital items     (13,785)     (30,059)
                                                                 ---------    ---------
      Net cash provided by operations ........................     124,647       96,019
                                                                 ---------    ---------

Investment Activities
      Increase in short-term investments .....................      (8,348)     (80,431)
      Additions to property, plant and equipment .............     (58,142)     (56,116)
      Investment in Navan Resources plc ......................     (24,000)
      Proceeds from sales of assets ..........................      10,554       22,792
      Other ..................................................        (144)      (6,929)
                                                                 ---------    ---------
      Net cash used in investment activities .................     (80,080)    (120,684)
                                                                 ---------    ---------

Financing Activities
      Common shares issued ...................................       2,286        4,928
      Dividends paid .........................................     (20,685)     (17,216)
      Debt repayments ........................................                   (8,352)
      Stock issued by subsidiary .............................                   31,870
                                                                 ---------    ---------
      Net cash provided by (used in) financing activities ....     (18,399)      11,230
                                                                 ---------    ---------

Net increase (decrease) in cash and equivalents ..............      26,168      (13,435)

Cash and equivalents, January 1 ..............................     105,701      134,719
                                                                 ---------    ---------

Cash and equivalents, September 30 ...........................   $ 131,869    $ 121,284
                                                                 =========    =========




See notes to condensed consolidated financial statements.

                    HOMESTAKE MINING COMPANY AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited)
----------------------------------------------------

1. The condensed consolidated financial statements included herein should be read in conjunction with the financial statements and notes thereto, which include information as to significant accounting policies, in the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

         The information furnished in this report reflects all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods. Except as described in Notes 2 and 3, such adjustments consist of items of a normal recurring nature. Results of operations for interim periods are not necessarily indicative of results for the full year.

         All dollar amounts are in United States dollars, unless otherwise indicated.

2. In June 1994, Prime Resources Group Inc. (Prime) sold five million common shares at approximately $6.70 per share to the public. Net proceeds of approximately $31.9 million from this issue were used to fund a portion of the construction and development costs of the Eskay Creek mine in Canada. This transaction resulted in a reduction of the Company's interest in Prime from 54.2% to 50.6%. It is the Company's policy to recognize in the income statement any gains or losses on the issuance of stock of the Company's subsidiaries. The Company recorded an $11.2 million gain in the second quarter of 1994 on the transaction in recognition of the net increase in the book value of the Company's investment in Prime. Deferred income taxes were not provided for on the gain since the Company's tax basis in Prime substantially exceeds its carrying value.

3. Other income for the nine months ended September 30, 1995 includes a gain of $2.7 million on the February 1995 sale of the Company's 28% equity interest in the Torres silver mining complex. Proceeds from this sale totaled $6 million.

         Other income for the nine months ended September 30, 1994 included a $15.7 million gain on the May 1994 sale of the Company's 44% interest in the Dee mine to Rayrock Mines, Inc. Total proceeds from this sale were $16.5 million.

         Other expense for the nine months ended September 30, 1994 included a $5 million accrual for additional estimated reclamation costs for non-operating properties.

4. Under the Company's foreign currency protection program, the Company has entered into a series of foreign currency option contracts which established trading ranges within which the United States dollar may be exchanged for foreign currencies by setting minimum and maximum exchange rates. Option contracts outstanding as of September 30, 1995 were as follows:


                          Amount Covered          Exchange Rates to U.S. $              Expiration
Currency                  (U.S. Dollars)           Minimum         Maximum                 Date
------------------------------------------------------------------------------------------------------
Canadian                    $118,900,000            0.67            0.77                1995-1997
Australian                    49,900,000            0.68            0.76                1995-1996
                     --------------------
                            $168,800,000

5. In the fourth quarter of 1994, the Company entered into forward sales for 183,200 ounces of gold it expected to produce at the Nickel Plate mine during 1995 and 1996. The purpose of the forward sales program is to allow for recovery of the Company's remaining investment in the mine and provide for estimated reclamation costs. Results for the three and nine months ended September 30, 1995 include sales under this program of 22,500 ounces and 65,400 ounces at an average price of $400 per ounce and $394 per ounce, respectively. At September 30, 1995 forward sales for 117,800 ounces at an average price of $421 per ounce remain outstanding under this program. In October 1995, the Company closed out forward sales contracts covering 24,400 ounces for delivery in 1996.

                    HOMESTAKE MINING COMPANY AND SUBSIDIARIES

6. In July 1995, the Company acquired for $24 million a 10% interest (fully-diluted) in Navan Resources plc (Navan) and an option to acquire 50% of Navan's interest in the Chelopech gold-copper mining operations located 45 miles east of Sofia, Bulgaria. Navan is an Irish public company with diverse mineral interests in Europe. The Company currently is conducting a study to determine the feasibility of increasing the annual rate of production at the Chelopech mine. Once the feasibility study is completed, the Company can acquire 50% of Navan's interest in the Chelopech operations by investing an additional $48 million, which would be used to fund a portion of the cost of the expansion.

7. The Company's income and mining tax rate for the nine months ended September 30, 1995 was 48% compared to 24% for the comparable period of 1994. The 1994 rate was low due to the availability of certain tax benefits. The higher effective tax rates experienced in 1995 will continue as the tax benefits available in 1994 have been utilized and the major portion of the Company's current earnings are in jurisdictions with higher income and mining tax rates.

         The Company's deferred tax liability of $136.3 million at December 31, 1994 was comprised of gross deferred tax liabilities of $215.2 million less net deferred tax assets of $78.9 million. Deferred tax assets were net of deferred tax asset valuation allowances of $49.8 million. The Company's deferred tax valuation allowances represent the portion of its consolidated deferred tax assets which, based on projections at December 31, 1994, the Company does not believe that realization is more likely than not. The $49.8 million of deferred tax valuation allowances is comprised of United States, Chile and Australia unrealizable deferred tax assets of $29.2 million, $16.4 million and $4.2 million, respectively.

         The largest portion of the $49.8 million of unrealizable deferred tax assets is comprised of $23.0 million of future tax benefits (United States - $18.8 million and Australia - $4.2 million) relating to expenses (previously charged against consolidated book earnings) that the Company projects will not be deductible for tax return purposes until after the year 2009. In projecting U.S. source income beyond this period, the Company currently does not meet the "more likely than not" criteria required to recognize the U.S. tax benefit. In addition, there currently is not a tax strategy which would result in the realization of the Australian benefit. The remaining $26.8 million principally is comprised of future tax benefits relating to net operating loss carry-forwards in Chile and the United States that the Company projects it will be unable to utilize.

8. In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and, if deemed impaired, measurement and recording of an impairment loss be based on the fair value of the asset which generally will be computed based on the discounted cash flows arising from such asset. The Company expects to adopt SFAS 121 for the year beginning January 1, 1996. Based on current carrying values and estimated undiscounted cash flows of the Company's long-lived assets, the Company currently does not expect any income statement impact upon adopting SFAS 121.

9. The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency (EPA) publishes a National Priorities List (NPL) of known or threatened releases of such substances.

         An  18-mile  stretch  of  Whitewood  Creek in the Black  Hills of South
         Dakota is a site on the NPL. The EPA asserted that discharges of tailings by mining companies, including the Company, for more than 100 years have contaminated soil and water. In 1990, the Company signed a consent decree with the EPA requiring that the Company perform remedial work on the site and continue long-term monitoring. The on-site remedial work has been completed. The Company estimates that the remaining cost of monitoring required by the decree, including EPA oversight costs, will be less than $1 million. The EPA has certified that the Company has fully performed remedial actions required by the decree. The EPA also has notified the Company of its intention to move forward with the deletion of this site from the NPL, and the Company expects deletion to occur in the near future.

L-8
                    HOMESTAKE MINING COMPANY AND SUBSIDIARIES

         The tailings facility at the Company's discontinued uranium mill near Grants, New Mexico, is a site on the NPL. The EPA asserted that leakage from the tailings contaminated a shallow aquifer that served nearby residential subdivisions. The Company paid the costs for installing a municipal water supply and continues to operate an injection and collection system that has significantly improved the quality of the aquifer to a point where contaminates off-site are below natural background levels. The Company has decommissioned and disposed of the mills and has closed the tailings impoundments at the site. The estimated costs of continued compliance are included in the accrued reclamation liability. All EPA oversight costs for the site have been paid and no additional oversight costs are accruing.

         Title X of the Energy Policy Act of 1992 (the Act) authorized appropriations of $270 million to cover the Federal Government's share of certain costs of reclamation, decommissioning and remedial action for byproduct material (primarily tailings) generated by certain licensees as an incident of uranium sales to the Federal Government. Reimbursement is subject to compliance with regulations of the Department of Energy (DOE), which were issued in 1994. Pursuant to the Act, the Company may submit requests for reimbursement under the Act for 51.2% of the past and future costs of reclaiming the Grants site in accordance with the approved reclamation plan and Nuclear Commission license requirements. The Company estimates the total costs to reclaim the Grants facility, including costs incurred to date by the Company, will be $59.2 million. The DOE's share of these estimated costs will amount to approximately $30.2 million. To date, Congress has appropriated $83 million for disbursement in fiscal years 1994 and 1995 to eligible licensees. In 1994, the Company submitted an initial claim, which has been approved by the DOE for $13.9 million, for the DOE's share of past costs incurred through December 31, 1993. A claim for $7.3 million was submitted in 1995 for 1994 expenditures. The Company expects to file additional claims on an annual basis for expenditures made in the preceding year. The accompanying balance sheet at September 30, 1995 includes a receivable of $11.4 million from the DOE for claims filed, net of $9.8 million reimbursements received through that date. The Company believes that its reclamation reserves for uranium operations and amounts expected to be received under the Act are sufficient to provide for all reclamation costs for the Grants site.

         In 1983, the state of New Mexico made a claim against the Company for unspecified natural resource damages resulting from the Grants tailings. The state of South Dakota made a similar claim in 1983 as to the Whitewood Creek tailings. The Company denies all liability for damages at the two CERCLA sites. The two states have taken no action to enforce the 1983 claims.

         The Company believes that the ultimate resolution of the above matters will not have a material adverse impact on its financial condition or results of operations.

         In addition to the above, the Company is party to legal actions and administrative proceedings and is subject to claims arising in the ordinary course of business. The Company believes the disposition of these matters will not have a material adverse effect on its financial position or results of operations.

10. On August 14, 1995 the Company announced its intention to acquire the 18.5% of Homestake Gold of Australia Limited (HGAL) it does not already own. Homestake's offer of .089 of a Homestake share or A$1.90 in cash for each of the 109,605,000 HGAL shares held by the public was mailed to the HGAL shareholders on October 31, 1995. This offer will remain open until December 5, 1995. The offer is not subject to any minimum level of acceptance or any other condition. In accordance with Australian securities laws, the Company intends to compulsorily acquire any minority shares of HGAL remaining following the offer. The Company will be entitled to compulsorily acquire any remaining shares if it is successful in acquiring at least 90% of all HGAL shares before the close of the offer, and at least 75% of the shareholders have disposed of their HGAL shares to the Company or at least 75% of the HGAL shareholders, registered immediately before the day on which the offering document was served on HGAL, cease to be registered as HGAL shareholders within one month after the end of the offer period.

         The following Pro Forma Condensed Consolidated Financial Statements have been prepared to illustrate the estimated effects of the proposed acquisition (the "Acquisition") of the 109,605,000 shares of HGAL not presently owned by the Company. The Acquisition will be accounted for as a purchase under U.S. GAAP. The Pro Forma Condensed Consolidated Financial Statements include a Pro Forma Condensed Consolidated Balance Sheet as of September 30, 1995, assuming the Acquisition occurred as of that date,

                    HOMESTAKE MINING COMPANY AND SUBSIDIARIES

         and a Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 1995, assuming that the Acquisition occurred on January 1, 1995.

         The Pro Forma Condensed Consolidated Financial Statements are presented utilizing the purchase method of accounting whereby the cost of acquiring the 18.5% of HGAL not already owned by the Company is determined by the value of the shares and the cash which the Company will exchange, plus the direct costs associated with the Acquisition, which are estimated to be approximately $3 million. The Pro Forma Condensed Consolidated Financial Statements do not purport to represent what the financial position or results of operations actually would have been if the Acquisition had occurred at the beginning of the periods or to project the financial position or results of operations for any future date or period.

         The Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical consolidated financial statements, including the notes thereto, of the Company. The Pro Forma Condensed Consolidated Financial Statements also include pro forma adjustments which are based on available information and certain assumptions that management of the Company believes are reasonable in the circumstances. Such pro forma adjustments reflect the effects of the Acquisition of all of the HGAL shares not already owned by the Company, assuming 50% of HGAL shares are exchanged for Homestake common stock and 50% of HGAL shares are acquired for cash.

                 Pro Forma Condensed Consolidated Balance Sheet
                               September 30, 1995
                                 (In thousands)


                                                                                 Homestake     Pro Forma
                                                                                 Historical    Adjustments   Pro Forma
                                                                                -----------   -------------  ---------
ASSETS
Current assets
     Cash and equivalents ...................................................   $  131,869   $  (81,000)(A) $   50,869
     Short-term investments .................................................      107,827                     107,827
     Receivables ............................................................       58,688                      58,688
     Inventories ............................................................       70,430                      70,430
     Other ..................................................................        9,226                       9,226
                                                                                 ----------  ----------      ----------
        Total current assets ................................................      378,040      (81,000)       297,040
                                                                                 ----------  ----------      ----------

Property, plant and equipment - net .........................................      794,885      189,100 (A)    983,985
                                                                                 ----------  ----------      ----------

Investments and other assets
     Noncurrent investments .................................................       36,883                      36,883
     Other assets ...........................................................       29,672                      29,672
                                                                                 ----------                  ----------
        Total investments and other assets ..................................       66,555                      66,555
                                                                                 ----------  ----------      ----------

Total Assets ................................................................   $1,239,480   $  108,100     $1,347,580
                                                                                ==========   ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities .........................................................   $   88,854                  $   88,854
                                                                                ----------                   ----------
Long-term liabilities
     Long-term debt .........................................................      185,000                     185,000
     Other long-term obligations ............................................      116,625                     116,625
                                                                                ----------                   ----------
        Total long-term liabilities .........................................      301,625                     301,625
                                                                                ----------                   ----------

Deferred income and mining taxes ............................................      153,634    $  50,000 (A)    203,634
                                                                                ----------    ----------     ----------

Minority interests in consolidated subsidiaries .............................       98,804      (24,800)(A)     74,004
                                                                                ----------    ----------     ----------

Shareholders' equity ........................................................      596,563       82,900 (A)    679,463
                                                                                ----------    ----------     ----------

Total Liabilities and Shareholders' Equity ..................................   $1,239,480   $  108,100     $1,347,580
                                                                                ==========    ==========     ==========


L-10
                    HOMESTAKE MINING COMPANY AND SUBSIDIARIES
[FN]
              (A) To reflect the acquisition of the 109,605,000 HGAL shares that
                  Homestake does not presently own, assuming the issuance of 4,877,500 Homestake shares valued at $82,900 and the payment of $78,000 in cash, plus acquisition and related costs of $3,000. Accordingly, the total pro forma acquisition cost is $163,900 compared to the book value for minority interest of $24,800. The actual purchase price will be determined based upon the value of the Homestake shares issued and cash paid for the purchase of the HGAL shares acquired. As discussed below, it is the Company's opinion that substantially all of the purchase price in excess of the net book value of HGAL is attributable to the mineral property interests held by HGAL. The excess purchase price paid over the net book value of assets acquired and related deferred taxes is allocated as follows:

                  Total Purchase Price                                                            $163,900
                  Net Book Value of Minority Interest in HGAL, September 30, 1995                   24,800
                                                                                                  --------
                  Excess of Purchase Price Paid over Net Book Value of
                      Assets Acquired Attributed to Mineral Properties                             139,100

                  Increase in Mineral Properties Due to the Recognition of the
                      Deferred Tax Consequences of Differences Between the
                      Assigned Values and Tax Bases of the Net Assets Acquired                      50,000
                                                                                                   -------
                  Total Increase in Property, Plant and Equipment                                  189,100

                  Increase in Deferred Taxes                                                       (50,000)
                                                                                                  --------
                  Excess of Purchase Price Paid over Net Book Value of
                      Assets Acquired                                                             $139,100
                                                                                                  ========

                  With the exception of property, plant and equipment, the assets and liabilities of HGAL included in Homestake's consolidated financial statements consist primarily of working capital items, the carrying values of which are substantially at fair market value. Based on the history of the Kalgoorlie property and the identification and development of mineral deposits and their conversion to ore reserves, the financial analysis undertaken by the Company in connection with its decision to acquire the additional 18.5% of HGAL, and the Company's experience in ownership and operation at Kalgoorlie and other long-life mines, it is the Company's opinion that all of the purchase price in excess of the net book value of assets acquired is attributable to mineral properties at Kalgoorlie. The Company used discounted cash flow analysis to determine the allocation of the purchase price between reserves and other mineral deposits. This analysis indicated that approximately 62% of the purchase price allocated to mineral properties is attributable to reserves and the remainder is attributable to other mineral deposits and mineral properties, as follows:

                      Purchase Price Allocated to Property Plant and Equipment:
                           Acquisition of minority interests' share of
                               property, plant and equipment                                     $  28,600
                           Allocation of excess purchase price                                     189,100
                                                                                                 ---------
                                                                                                  $217,700
                                                                                                 =========
                      Allocation of Property, Plant and Equipment:

                           Proven and probable reserves:
                               Minority interests' share of property,
                                       plant and equipment acquired                              $  28,600
                               Excess purchase price allocation                                    106,200
                                                                                                 ---------
                                                                                                   134,800    (62%)
                           Other mineral deposits and mineral
                               properties, allocation of excess purchase price                      82,900    (38%)
                                                                                                 ---------
                                                                                                 $ 217,700   (100%)
                                                                                                 =========
                  The final  allocation of the purchase  price will be made when the  acquisition  is completed and when the Company  completes its annual  detailed  analysis of reserves as of December  31,
                  1995.  However,  management  does not expect the final  actual allocation of the purchase  price to be  materially  different from the pro forma balance sheet.

                                        9

L-11
                         HOMESTAKE MINING COMPANY AND SUBSIDIARIES

            Pro Forma Condensed Consolidated Statement of Operations
                  For the Nine Months Ended September 30, 1995
             (Dollar amounts in thousands, except per share amounts)

                                                                   Homestake           Pro Forma
                                                                   Historical         Adjustments          Pro Forma
                                                                -----------------    ---------------    -----------------
Revenues
     Product sales                                                     $ 534,002                             $   534,002
     Interest income                                                      12,686         $  (3,600)(A)             9,086
     Other income                                                         10,262                                  10,262
                                                                -----------------    ---------------    -----------------
                                                                         556,950            (3,600)              553,350
                                                                -----------------    ---------------    -----------------

Costs and Expenses
     Production costs                                                    355,625                                 355,625
     Depreciation, depletion and amortization                             73,866             4,200 (B)            78,066
     Administrative and general expense                                   28,977                                  28,977
     Exploration expense                                                  19,387                                  19,387
     Interest expense                                                      8,324                                   8,324
     Other expense                                                         2,155                                   2,155
                                                                -----------------    ---------------    -----------------
                                                                         488,334             4,200               492,534
                                                                -----------------    ---------------    -----------------

Income Before Taxes and Minority Interest                                 68,616            (7,800)               60,816
Income and Mining Taxes                                                  (33,091)            1,800 (C)           (31,291)
Minority Interest                                                        (12,841)            1,076 (D)           (11,765)
                                                                -----------------    ---------------    -----------------

Net Income                                                            $   22,684         $  (4,924)           $   17,760
                                                                =================    ===============    =================

Net Income Per Share                                                  $     0.16                              $     0.12
                                                                =================                       =================

Average Shares Used in the Computation (thousands)                       137,891                                 142,769
                                                                =================                       =================


[FN]
              (A) To  eliminate  interest  income,  based on the  year-to-date average earnings rate of approximately 6% per annum, in respect of the assumed cash component of the HGAL purchase price in the amount of $81,000.

              (B) To record  amortization of the excess purchase price paid over
                  the  net   book   value  of   assets   acquired,   using   the
                  units-of-production method, as follows:

                    (Tabular amounts in thousands, except per ounce amount)
                    1)Excess  purchase price  allocated to proven
                      and probable reserves                                                    $   106,200
                    2)Estimate of HGAL's share of
                      ounces of gold to be recovered
                      based on Homestake's estimate of 6.75 million ounces contained
                      in reserves and an estimated recovery rate of 89%                              6,007
                    3)Estimate of recoverable ounces attributed to minority interests'
                      18.5% of HGAL                                                                  1,111
                    4)Amortization rate per ounce ((1) divided by (3))                          $    95.60
                    5)HGAL's year-to-date September 1995 ounces of gold produced                     238.7
                    6)Minority interests' share of  HGAL's year-to-date September
                      1995 production                                                                 44.2
                    7)Pro forma amortization adjustment ((4) times (6))                          $   4,200

              (C) To record the tax effects of adjustments (A) and (B) above.

              (D) To eliminate the minority interests' share of HGAL's earnings.


                         HOMESTAKE MINING COMPANY AND SUBSIDIARIES


Item 2 - Management's  Discussion and Analysis of Financial  Condition
----------------------------------------------------------------------
and Results of Operations
-------------------------

Results of Operations

(Unless  specifically  stated otherwise,  the following  information  relates to amounts included in the consolidated financial statements including the Company's interests in mining partnerships accounted for using the equity method, without reduction for minority interest.)

Homestake recorded net income of $4.9 million or 4 cents per share in the third quarter of 1995 compared to $10.8 million or 8 cents per share in the third quarter of 1994. The lower 1995 third quarter earnings primarily reflect a temporary production decline at the Kalgoorlie operations in Western Australia where a major mill expansion was completed during the quarter, fewer ounces produced at certain operations in the United States, and a higher effective income and mining tax rate. Year-to-date net income of $22.7 million or 16 cents per share compares to 1994 year-to-date net income of $68.0 million or 49 cents per share. The lower earnings in 1995 reflect $23.8 million of nonrecurring gains included in the year-to-date 1994 results and a higher income and mining tax rate in 1995. The 1994 year-to-date net income included nonrecurring pretax gains of $15.7 million ($12.6 million after tax) on the sale of the Company's interest in the Dee mine and $11.2 million ($11.2 million after tax) from dilution of the Company's interest in Prime Resources Group Inc. (Prime) following Prime's sale of additional shares to the public.

Consolidated production increased 10% to 453,400 ounces in the third quarter of 1995 compared to the prior year's third quarter as a result of production from the new Eskay Creek mine, partially offset by production declines at other operations. Revenues from gold operations totaled $164.2 million in the third quarter of 1995 compared to revenues of $156.3 million in third quarter of 1994. The higher 1995 third quarter revenues reflect a 9% increase in the ounces of gold sold. During the third quarter of 1995, the Company sold 457,000 equivalent ounces of gold at an average realized price of $385 per ounce compared to 417,500 ounces of gold sold at an average realized price of $384 per ounce during the third quarter of 1994.

In January 1995, commercial production began at the new Eskay Creek mine in British Columbia. Eskay Creek sold ore containing 48,200 ounces of gold and 2.2 million ounces of silver, equivalent to approximately 79,000 ounces of gold during the 1995 third quarter. Cash costs, including the costs of third-party smelters, were $187 per equivalent ounce during the third quarter of 1995. Eskay Creek's first year of operation continues to exceed expectations and the mine now is expected to produce ore containing in excess of 310,000 ounces of gold equivalent during 1995. A recent exploration drilling program at Eskay Creek was successful in intersecting a high grade gold and silver zone which appears to be a stratigraphic extension to the northeast end of the main ore zone. This zone, which has the potential to add to the known reserves, is well located for mining access from the current underground workings. Additional exploration drilling is planned in 1996 for this zone and in the area surrounding the Eskay Creek mine.

Domestic production decreased by 5% to 184,500 ounces during the 1995 third quarter, primarily due to temporary production declines at the Homestake mine in South Dakota and the Round Mountain mine in Nevada, partially offset by increased production at the McLaughlin mine in northern California. At the Homestake mine, production was hampered during the 1995 third quarter by processing harder than normal ore from the open pit. Steps have been taken to increase mill throughput and production is expected to return to more normal levels in the fourth quarter of this year. The Homestake mine produced 90,400 ounces at a cash cost of $316 per ounce during the third quarter of 1995 compared to 97,400 ounces at a cash cost of $295 per ounce during the third quarter of 1994. Production at the Round Mountain mine decreased by 6,100 ounces during the 1995 third quarter to 20,600 ounces compared to the prior year's third quarter, reflecting lower grades and volumes of ore placed on the leach pads earlier in the year. The quantity of ore placed on the pads was increased during the 1995 third quarter. However, due to the time lag between the initial loading and the commencement of leaching, the benefit of this additional tonnage will not begin to be realized until the fourth quarter of this year. Round Mountain mine cash costs were $261 per ounce in the third quarter of 1995 compared to $216 per ounce in the third quarter of 1994. Production at the McLaughlin mine increased by 5% to 62,900 ounces during the 1995 third quarter compared to the 1994 third quarter, primarily due to slightly higher grades. As a result, cash costs per ounce decreased to $263 in the third quarter of 1995 from $267 in the third quarter of 1994. Gold production levels at the McLaughlin mine are expected to decline significantly in 1996 as mining operations will cease and production will be principally derived from processing lower grade stockpiles.

                         HOMESTAKE MINING COMPANY AND SUBSIDIARIES

Overall foreign gold production increased by 26% during the 1995 third quarter compared to the prior year's third quarter primarily due to the commencement of production at the Eskay Creek mine, partially offset by decreased production at the Kalgoorlie operations and the El Hueso mine. Homestake Gold of Australia Limited's (HGAL) share of production at the Kalgoorlie operations in Western Australia was 72,000 ounces during the third quarter of 1995 compared to 84,400 ounces during the third quarter of 1994 reflecting a temporary decline in production while the new Fimiston mill additions were integrated with the existing complex. As a result, cash costs per ounce at Kalgoorlie increased to $303 per ounce during the 1995 third quarter from $261 per ounce during the prior year's third quarter. At the El Hueso mine in Chile, production decreased from 14,100 ounces during the 1994 third quarter to 3,300 ounces during the 1995 third quarter primarily due to fewer tons leached. Gold mining at El Hueso ceased in February 1995 and limited production from heap leaching is expected to continue through 1995.

The Company's overall cash cost per ounce during the third quarter of 1995 was $260 compared to $259 during the third quarter of 1994.

Main Pass 299 sulphur project revenues increased to $9.3 million during the 1995 third quarter from $7.3 million during the 1994 third quarter and operating earnings were $0.7 million during the third quarter of 1995 compared to operating earnings of $0.5 million during the prior year's quarter. The improved results primarily are attributable to rising sulphur prices and an increase in the sales volumes of oil.

Year to date, gold and ore sales totaled $502.3 million compared to 1994 year-to-date sales of $479.6 million primarily reflecting increased gold sales volumes. The higher gold sales volumes are attributable to production from the Eskay Creek mine, partially offset by temporary production declines at certain other locations. Production exceeded sales by 1,600 ounces and 8,300 ounces in the 1995 and 1994 year-to-date periods, respectively. The Company's average realized price of gold was $385 for the first nine months of 1995 compared to $384 for the first nine months of 1994.

Depreciation, depletion and amortization expense during the 1995 third quarter of $25.2 million compares to $19.4 million during the 1994 third quarter, and 1995 year-to-date depreciation expense of $73.9 million compares to $60.6 million during the first nine months of 1994. The increase primarily is a result of depreciation related to the Eskay Creek mine, partially offset by lower depreciation due to lower production at other operations.

Exploration expense increased to $19.4 million during the first nine months of 1995 from $14.9 million during the prior year's comparable period. The increase in exploration expense primarily is due to increased activity at the Ruby Hill feasibility project in Nevada and continued work near the El Hueso mine and on the El Foco concession in Venezuela. Exploration expenditures in 1995 will continue to exceed the prior year's level of spending as the Company pursues numerous attractive exploration targets and prospects. Total exploration expenses for 1995 will be approximately $30 million compared to $21 million in 1994. In addition, approximately $9 million will be spent on in-mine exploration in 1995 compared to $8.4 million in 1994.

The Company's general policy is to sell its production at current prices. However, in certain limited circumstances, the Company will enter into forward sales commitments for small portions of its gold production. In the fourth quarter of 1994, the Company entered into forward sales for 183,200 ounces of gold it expected to produce at the Nickel Plate mine during 1995 and 1996. The purpose of the forward sales program is to allow for recovery of the Company's remaining investment in the mine and provide for estimated reclamation costs. Results for the three and nine months ended September 30, 1995 include sales under this program of 22,500 ounces and 65,400 ounces at an average price of $400 per ounce and $394 per ounce, respectively. At September 30, 1995 forward sales for 117,800 ounces at an average price of $421 per ounce remain outstanding under this program. In October 1995, the Company closed out forward sales contracts covering 24,400 ounces for delivery in 1996.

A substantial portion of Homestake's gold sales are generated outside the United States, principally in Canada and Australia. The value of these countries' currencies can fluctuate significantly with the U.S. dollar. The Company has a foreign currency protection program which establishes exchange rate ranges within which a portion of U.S. dollar receipts from the sale of gold may be converted into the currencies of these countries. Under existing SEC pronouncements, contracts entered into under this program do not qualify for hedge accounting and must be marked to market. At September 30, 1995 the Company had a net unrealized gain of $1.0 million on open contracts.

                         HOMESTAKE MINING COMPANY AND SUBSIDIARIES


Other income for the first nine months of 1995 includes a $2.7 million gain on the February 1995 sale of the Company's 28% interest in the Torres mining complex in Mexico, a $1.9 million gain on the sale of certain exploration properties in Australia, and royalty income of $1.7 million. Other income for the first nine months of 1994 included a $15.7 million gain on the sale of the Company's 44% interest in the Dee mine in Nevada, royalty income of $2.6 million, $2.1 million of insurance proceeds, a $1.3 million gain related to the sale of HGAL's Fortnum property and a net foreign currency exchange loss of $1.1 million.

The Company's income and mining tax rate for the first nine months of 1995 was 48% compared to 24% for the comparable period of 1994. The 1994 rate was low due to the availability of certain tax benefits. The higher effective tax rates experienced in 1995 will continue as the tax benefits available in 1994 have been utilized and the major portion of the Company's current earnings are in jurisdictions with higher income and mining tax rates.

At December 31, 1994 the Company had tax valuation allowances of $49.8 million. While future circumstances could occur which would permit the Company to reduce its $49.8 million deferred tax valuation allowances in 1995 and future years, based on the Company's current projections it does not expect future reductions to be material. Future events that would allow the Company to materially reduce such allowances in the future would include (i) generating substantial taxable income in Chile, (ii) an acceleration of the payment of the Company's postretirement benefit obligation accrual and (iii) the Company no longer being subject to the U.S. alternative minimum tax.

Income allocable to minority interests in consolidated subsidiaries increased to $12.8 million during the first nine months of 1995 from $5.3 million in the first nine months of 1994. This increase primarily is due to the income derived from the Eskay Creek mine. Prime, which owns 100% of the Eskay Creek mine, is a 50.6% owned subsidiary of Homestake.

The Company evaluates its accruals for remediation, reclamation and site restoration regularly. With respect to non-operating properties, the Company believes it has fully provided for all remediation liabilities and for estimated reclamation and site restoration costs. With respect to operating properties, the Company is providing for estimated ultimate reclamation relating to ongoing and end-of-mine life restoration and closure costs over the lives of its individual operations using the units-of-production method. While the ultimate amount of reclamation and site restoration costs to be incurred in the future is uncertain, the Company has estimated that the aggregate amount of these costs, plus remediation liabilities, will be $94 million. This figure does not include approximately $16 million of reclamation costs at the Company's former uranium facility at Grants, New Mexico, which will be funded by the United States Federal Government. At September 30, 1995 the Company had accrued $52.1 million for estimated ultimate reclamation and site restoration costs and remediation liabilities. For additional discussion of certain environmental matters, see note 9 to the condensed consolidated financial statements.

                         HOMESTAKE MINING COMPANY AND SUBSIDIARIES

Gold Production

The following charts detail Homestake's gold production and cash operating costs per ounce by location, and consolidated revenue, cash operating costs and noncash costs per ounce.


                                                                                 Production
                                                                            (Ounces in thousands)
                                                                Three Months Ended                  Nine Months Ended
                                            Percentage           September 30,                         September 30,
Mine                                        Interest (%)       1995            1994                1995              1994
                                         --------------  ---------------------------      --------------------------------
Homestake                                      100             90.4            97.4               291.5             298.0
McLaughlin                                     100             62.9            59.7               178.8             192.6
Round Mountain                                  25             20.6            26.7                63.7              86.0
Joint Ventures                                                 10.6             9.6                26.6              30.2
                                                         -----------     -----------      --------------    --------------
      Total United States                                     184.5           193.4               560.6             606.8

Eskay Creek (1)                                100             79.0               -               245.1                 -
Williams                                        50             51.9            52.4               152.9             175.2
David Bell                                      50             25.1            26.1                65.3              79.4
Nickel Plate                                   100             21.0            19.4                64.9              65.9
Snip (2)                                        40             13.1            14.1                39.5              39.3
                                                         -----------     -----------      --------------    --------------
      Total Canada                                            190.1           112.0               567.7             359.8

Kalgoorlie, Australia                           50             72.0            84.4               238.7             260.8

El Hueso, Chile                                100              3.3            14.1                16.5              42.2

Mines Not Shown or Sold                                         3.5             8.6                15.4              29.7
                                                         -----------     -----------      --------------    --------------

Total Production                                              453.4           412.5             1,398.9           1,299.3
Less Minority Interest                                         58.8            22.6               184.8              66.9
                                                         -----------     -----------      --------------    --------------
Homestake's Share                                             394.6           389.9             1,214.1           1,232.4
                                                         ===========     ===========      ==============    ==============


                         HOMESTAKE MINING COMPANY AND SUBSIDIARIES

------------------------------------

                                                                        Cash Operating Costs
                                                                        (Dollars per ounce)
                                                           Three Months Ended                Nine Months Ended
                                Percentage                    September 30,                    September 30,
Mine                            Interest (%)               1995           1994              1995           1994
-----                           ------------           -----------------------------------------------------------
Homestake                                 100              $316           $295              $304           $281
McLaughlin                                100               263            267               239            244
Round Mountain                             25               261            216               257            189
Joint Ventures                                              229            249               273            238

Eskay Creek (3)                           100               187              -               185              -
Williams                                   50               214            203               223            196
David Bell                                 50               160            157               199            166
Nickel Plate                              100               418            418               376            323
Snip (3)                                   40               189            186               174            182

Kalgoorlie                                 50               303            261               285            261

El Hueso, Chile                           100               376            353               402            370

Mines Not Shown or Sold                                     173            198               151            217

Weighted Average                                           $260           $259              $254           $246






                                                        Three Months Ended                Nine Months Ended
                                                           September 30,                    September 30,
Per Ounce of Gold                                          1995           1994              1995           1994
                                                     -----------------------------------------------------------
Revenue                                                    $385           $385              $385           $384
Cash Operating Costs                                        260            259               254            246
Noncash Costs  (4)                                           54             49                51             48

(1) Ounces produced are expressed on a gold equivalent basis and include 48,200 payable ounces of gold and 2.2 million payable ounces of silver contained in ore sold to smelters in the 1995 third quarter, and 152,000 payable ounces of gold and 6.9 million payable ounces of silver contained in ore sold to smelters in the 1995 year-to-date period.

(2)      Includes ounces of gold contained in dore and concentrates.

(3) For comparison purposes, cash operating costs per ounce include estimated third-party costs incurred by smelter owners and others to produce marketable gold and silver.

(4)      Includes   depreciation,   end-of-mine   reclamation   accruals,   and
         amortization of the cost of property acquisitions.

                        HOMESTAKE MINING COMPANY AND SUBSIDIARIES

-------------------------------------

Liquidity and Capital Resources
-------------------------------
Cash provided by operations totaled $124.6 million in the first nine months of 1995 compared to $96.0 million in the first nine months of 1994. Working capital at September 30, 1995 amounted to $289.2 million, including $239.7 in cash and equivalents and short-term investments.

Capital additions of $58.1 million for the 1995 year-to-date period include $42.1 million at the Kalgoorlie operations primarily for the Fimiston mill expansion. The new Fimiston mill was commissioned in August 1995, increasing milling capacity at the Kalgoorlie operations by approximately one million tons per year and allowing for further planned expansion of the Super Pit. This increase in milling capacity, together with processing improvements, will lower milling costs at Kalgoorlie.

In June 1995, Homestake exercised its option to acquire 5% of Zoloto Mining Ltd. for $1 million. Zoloto owns a 75% interest in the Pokrovskoye gold deposit located in the Amur region of eastern Russia. Homestake and Zoloto are preparing a feasibility study for the 2 million ounce deposit. Following completion of the feasibility study, Homestake may exercise a second option to acquire an additional 62% of Zoloto by paying a further $15 million, thereby acquiring a 50% indirect interest in the Pokrovskoye gold deposit.

In July 1995, the Company acquired for $24 million a 10% interest (fully-diluted) in Navan Resources plc (Navan) and an option to acquire 50% of Navan's interest in the Chelopech gold-copper mining operations located 45 miles east of Sofia, Bulgaria. Navan is an Irish public company with diverse mineral interests in Europe. The Company currently is conducting a study to determine the feasibility of increasing the annual rate of production at the Chelopech mine. Once the feasibility study is completed, the Company can acquire 50% of Navan's interest in the Chelopech operations by investing an additional $48 million, which would be used to fund a portion of the cost of the expansion.

The Company has a $150 million line of credit under which borrowings may be drawn in U.S. dollars, Canadian dollars, ounces of gold or any combination of these. No amounts have been borrowed under this facility. The Company's total debt outstanding at September 30, 1995 is $185 million. The Company has no required debt payments until the year 2000.

On August 14, 1995 the Company announced its intention to acquire the 18.5% of Homestake Gold of Australia Limited (HGAL) it does not already own. Homestake's unconditional offer of .089 of a Homestake share or A$1.90 in cash for each of the 109,605,000 HGAL shares held by the public was mailed to the HGAL shareholders on October 31, 1995 and is expected to remain open until December 5, 1995.

Future results will be impacted by such factors as the market price of gold, the Company's ability to expand its ore reserves and the fluctuations of foreign currency exchange rates. The Company believes that the combination of cash, short-term investments, available lines of credit and future cash flows from operations will be sufficient to fund the cash requirements for the acquisition of the minority interests in HGAL and to meet normal operating requirements and anticipated dividends.


Part II - OTHER INFORMATION
---------------------------

Item 1.  Legal Proceedings
--------------------------
HGAL and Gold Mines of Kalgoorlie Limited and its affiliates (GMK) each own a 50% interest in the Kalgoorlie operations in Western Australia. Under certain circumstances, GMK is entitled to more than 50% of the gold production sourced from a specific area of the Kalgoorlie operations. The entitlement in excess of 50%, which is called the "disproportionate share", is calculated by a formula linked to gold prices, production costs and capital costs. HGAL and GMK disagree in respect to the interpretation and application of the formula for calculating the disproportionate share, principally relating to the treatment of the capital costs for the recent Fimiston expansion.

                        HOMESTAKE MINING COMPANY AND SUBSIDIARIES

On October 20, 1995 HGAL was served a writ of summons and a statement of claim by GMK, North Kalgurli Mines Pty Ltd, et al v. Homestake Gold of Australia Limited, et al, Supreme Court of Western Australia, Civ. No 2037 of 1995. GMK claims a number of declarations relating to the correct interpretation and application of the formula which calculates the disproportionate share. The statement of claim also alleges that HGAL has received to date a greater quantity of gold production than it is entitled to pursuant to the Disproportionate Sharing Arrangement and that HGAL should account to GMK in respect of the same. The quantity claimed is 8,313 ounces of gold having a value of approximately $3.2 million. GMK also seeks damages from HGAL in respect of damage it claims to have suffered because of the application of the formula which calculates the disproportionate share. Kalgoorlie Consolidated Gold Mines Pty Ltd, the manager of the Joint Venture, has been joined as the second defendant to the action. HGAL is of the view that it will successfully defend these proceedings.


Item 6.

(a) Exhibits                                                  Method of Filing
                                                              ----------------
    2 -  Plan of acquisition and offer to purchase  the  18.5%
         of Homestake Gold of Australia Limited not already owned by the Company (incorporated by reference to the Registrant's Registration Statement No. 33-62667 on Form S-4, as amended by Post-Effective
         Amendment No. 1 filed on October 19, 1995).

   11 -  Computation of Earnings Per Share                    Filed herewith
                                                               electronically
(b)      Reports on Form 8-K

         Two reports on Form 8-K were filed during the third quarter ended September 30, 1995.

         Report on Form 8-K dated August 14, 1995
         ----------------------------------------
         The report dated August 14, 1995 announced the Company's intention to make an offer to acquire the 18.5% of HGAL not already owned by Homestake.

         Report on Form 8-K dated August 25, 1995
         ----------------------------------------
         The report dated August 25, 1995 announced the Company's intention to file a registration statement under the Securities Act of 1933 with respect to the shares expected to be issued to acquire the 18.5% of HGAL not already owned by Homestake.

                        HOMESTAKE MINING COMPANY AND SUBSIDIARIES


                                        SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                HOMESTAKE MINING COMPANY




Date:  November 13, 1995                         By:  /s/ Gene G. Elam
      ------------------                            ------------------
                                                    Gene G. Elam
                                                    Vice President, Finance
                                                    and Chief Financial Officer






Date:  November 13, 1995                          By:  /s/ David W. Peat
      ------------------                              ------------------
                                                     Controller (Chief
                                                     Accounting Officer)

L-20
                                                                    EXHIBIT 11

                    HOMESTAKE MINING COMPANY AND SUBSIDIARIES
                  Computation of Earnings Per Share (unaudited)
                    (In thousands, except per share amounts)


                                                            Three Months Ended            Nine Months Ended
                                                              September 30,                 September 30,
PRIMARY                                                     1995          1994           1995           1994
                                                         ===========   ===========    ============   ===========
Earnings:
     Net income applicable to primary earnings
         per share calculation                            $   4,945      $ 10,849       $  22,684     $  68,018
                                                         ===========   ===========    ============   ===========

Weighted average number of shares outstanding               137,949       137,742         137,891       137,717
                                                         ===========   ===========    ============   ===========

Net income per share - primary                            $    0.04      $   0.08       $    0.16     $    0.49
                                                         ===========   ===========    ============   ===========


FULLY DILUTED

Earnings:
     Net income                                           $   4,945      $ 10,849        $ 22,684      $ 68,018
     Add:  Interest relating to 5.5% convertible
               subordinated notes, net of tax                 1,629         1,629           4,888         4,888
           Amortization of issuance costs relating
               to 5.5% convertible subordinated notes,
               net of tax                                       111           111             332           332
                                                         -----------   -----------    ------------   -----------
           Net income applicable to fully diluted
               earnings per share calculation             $   6,685      $ 12,589        $ 27,904      $ 73,238
                                                         ===========   ===========    ============   ===========

Weighted average number of shares outstanding:
     Common shares                                          137,949       137,742         137,891       137,717
     Additional shares relating to conversion of
         5.5% convertible subordinated notes                  6,505         6,505           6,505         6,505
                                                         -----------   -----------    ------------   -----------
                                                            144,454       144,247         144,396       144,222
                                                         ===========   ===========    ============   ===========

Net income per share - fully diluted(a)                   $    0.05     $    0.09        $   0.19      $   0.51
                                                         ===========   ===========    ============   ===========

(a)    This  calculation is submitted in accordance with Regulation S-K item 601
       (b)(11) although it is contrary to paragraph 40 of APB Opinion No. 15 because it produces an anti-dilutive result.